   As filed with the Securities and Exchange Commission on December 29, 1995.
                                                      Registration No. 33-91938

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                            ------------------------

                    NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
                             (Exact name of trust)

                        NATIONAL LIFE INSURANCE COMPANY
                              (Name of depositor)
                            One National Life Drive
                           Montpelier, Vermont  05604
         (Complete address of depositor's principal executive offices)

                           -------------------------

                               D. Russell Morgan
                                    Counsel
                        National Life Insurance Company
                            One National Life Drive
                           Montpelier, Vermont  05604
                (Name and complete address of agent for service)

                           -------------------------

                                    Copy to:
                             Stephen E. Roth, Esq.
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20004-2404

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
      As soon as practicable after the effective date of this Registration
                                   Statement.

                           -------------------------

 Securities Being Offered -- Flexible Premium Variable Life Insurance Contracts

     Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of the securities being offered. The $500 registration fee required pursuant to Rule 24f-2 has been paid.

                           --------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

==============================================================================

                    NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
                      THE NATIONAL LIFE INSURANCE COMPANY

                Cross Reference to Items Required by Form N-8B-2

N-8B-2 ITEM     CAPTION IN PROSPECTUS
-----------     ---------------------

1               Cover Page
2               Cover Page
3               Not applicable
4               Distribution of Policies
5               The Separate Account
6               The Separate Account
7               Not applicable
8               Not applicable
9               Legal Matters
10              Summary Description of the Policy; Payment and Allocation of
                Premiums; Policy Rights; Other Policy Provisions; Changes in
                Applicable Law, Funding or Otherwise; Voting Rights
11              The Market Street Fund; Variable Insurance Products Fund; Alger
                American Fund
12              The Market Street Fund; Variable Insurance Products Fund; Alger
                American Fund
13              Charges and Deductions
14              Payment and Allocation of Premiums
15              Payment and Allocation of Premiums
16              The Market Street Fund; Variable Insurance Products Fund; Alger
                American Fund
17              Surrender Privilege; Withdrawal of Cash Surrender Value
18              The Separate Account
19              Policy Reports
20              Not Applicable
21              Loan Privileges
22              Not applicable
23              Not applicable
24              Not applicable
25              National Life Insurance Company
26              Not applicable
27              National Life Insurance Company
28              Officers and Directors of National Life
29              Not applicable
30              Not applicable
31              Not applicable
32              Not applicable
33              Not applicable
34              Not applicable

35            Not applicable
36            Not applicable
37            Not applicable
38            Distribution of Policies
39            Distribution of Policies
40            Distribution of Policies
41            Not applicable
42            Not applicable
43            Not applicable
44            Accumulated Value
45            Not applicable
46            Not applicable
47            National Life Insurance Company, The Separate Account, The Funds
48            Not applicable
49            Not applicable
50            The Separate Account
51            Payment and Allocation of Premiums; Death Benefit; Distribution of
              Policies
52            Changes in Applicable Law, Funding and Otherwise
53            Not applicable
54            Not applicable
55            Appendix A - Illustration of Death Benefits, Accumulated Values and
              Cash Surrender Values
56            Appendix A - Illustration of Death Benefits, Accumulated Values and
              Cash Surrender Values
57            Appendix A - Illustration of Death Benefits, Accumulated Values and
              Cash Surrender Values
58            Not applicable
59            Financial Statements

                                     PART I

                       Information Required in Prospectus

(logo)                                                               PROSPECTUS
                                    VariTrak

       FLEXIBLE PREMIUM ADJUSTABLE BENEFIT VARIABLE LIFE INSURANCE POLICY
                                   ISSUED BY
                        NATIONAL LIFE INSURANCE COMPANY
              One National Life Drive, Montpelier, Vermont  05604
                           Telephone: (802) 229-_____


         This Prospectus describes the VariTrak Policy, a flexible premium adjustable benefit variable life insurance policy (the "Policy") offered by National Life Insurance Company ("National Life"). The Policy has an insurance component and an investment component. The primary purpose of the Policy is to provide insurance coverage on the life of the Insured. It is designed to provide considerable flexibility in connection with premium payments, investment options, and death benefits. It does so by giving the owner of a Policy (the "Owner") the right to vary the frequency and amount of premium payments (after the initial premium), to allocate Net Premiums among investment alternatives with different investment objectives and (after the first Policy
Year) to increase or decrease the Death Benefit payable under the Policy.



         After certain deductions are made, Net Premiums are allocated to the National Variable Life Insurance Account, a separate account of National Life (the "Separate Account") or to National Life's General Account (which pays interest at declared rates guaranteed to equal or exceed 4%) or both. The Separate Account has eleven Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio (each, a "Portfolio") that is part of one of the following funds (each, a "Fund"): the Market Street Fund, Inc. (the "Market Street Fund"), managed by Sentinel Advisors Company, except as to the International Portfolio and the Money Market Portfolio, which are managed by Providentmutual Investment Management Company, the Variable Insurance Products Fund, managed by Fidelity Investments, and the Alger American Fund, managed by Fred Alger Management, Inc.


         The portion of the Accumulated Value in the Subaccounts will vary with the investment experience of the corresponding Portfolios. The Owner bears the entire investment risk for all amounts allocated to the Separate Account; there is no guaranteed minimum Accumulated Value for the Separate Account, and Cash Surrender Value may be more or less than premiums paid.

         The accompanying Prospectuses for the Funds describe the investment objectives and the attendant risks of the Portfolios.


         The Accumulated Value will reflect the Monthly Deductions and certain other fees and charges such as the Mortality and Expense Risk Charge. Also, a Surrender Charge may be imposed if, during the first 15 Policy Years, the Policy lapses or is surrendered. Generally, during the first five Policy Years the Policy will remain in force as long as the Minimum Guarantee Premium is paid or the Cash Surrender Value is sufficient to pay Monthly Deductions imposed in connection with the Policy. After the fifth Policy Year, whether the Policy remains in force depends upon whether the Cash Surrender Value is sufficient to pay the Monthly Deductions under the Policy, unless the optional Guaranteed Death Benefit Rider has been purchased and Minimum Guarantee Premiums have been paid in accordance with such Rider.


         It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional protection if the purchaser already owns an adjustable benefit variable life insurance policy.

                            ---------------------


THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY CURRENT PROSPECTUSES FOR THE FUNDS LISTED ABOVE.

                            ---------------------


PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

                            ---------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ---------------------


SHARES OF THE FUNDS AND INTERESTS IN THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, A BANK, AND THE SHARES AND INTERESTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.



                       Prospectus dated           , 1996

                               TABLE OF CONTENTS

                                                                                                      PAGE
Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Summary Description of the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Policy Offered . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Separate Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Availability of Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Flexibility to Adjust Amount of Death Benefit  . . . . . . . . . . . . . . . . . . . . . .
         Accumulated Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Allocation of Net Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Free-Look Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Charges Assessed in Connection with the Policy . . . . . . . . . . . . . . . . . . . . . .
                 Premium Tax Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Monthly Deductions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Surrender Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfer Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Withdrawal Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Projection Report Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Daily Charges Against the Separate Account . . . . . . . . . . . . . . . . . . . .
                 Other Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Policy Lapse and Reinstatement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Loan Privilege . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Withdrawal of Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Surrender of the Policy  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Available Automated Fund Management Features . . . . . . . . . . . . . . . . . . . . . . .
         Tax Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Unisex Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Illustrations of Death Benefits, Accumulated Value and Cash Surrender Value  . . . . . . .

National Life Insurance Company, The Separate Account, and The Funds  . . . . . . . . . . . . . . .
         National Life Insurance Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Separate Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Market Street Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Aggressive Growth Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Bond Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Managed Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The International Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Money Market Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Variable Insurance Products Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Equity-Income Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Growth Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 High Income Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Overseas Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Alger American Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Alger American Small Capitalization Portfolio  . . . . . . . . . . . . . . . . . .
                 Alger American Growth Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . .
         Termination of Participation Agreements  . . . . . . . . . . . . . . . . . . . . . . . . .

                                                                                                      PAGE
         Resolving Material Conflicts
         The General Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Detailed Description of Policy Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Death Benefit Options  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Which Death Benefit Option to Choose . . . . . . . . . . . . . . . . . . . . . . .
                 Change in Death Benefit Option . . . . . . . . . . . . . . . . . . . . . . . . . .
                 How the Death Benefit May Vary . . . . . . . . . . . . . . . . . . . . . . . . . .
         Ability to Adjust Face Amount  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         How the Duration of the Policy May Vary  . . . . . . . . . . . . . . . . . . . . . . . . .
         Accumulated Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Determination of Number of Units for the Separate Account  . . . . . . . . . . . .
                 Determination of Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Net Investment Factor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Calculation of Accumulated Value . . . . . . . . . . . . . . . . . . . . . . . . .
         Payment and Allocation of Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Issuance of a Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Amount and Timing of Premiums  . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Premium Limitations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Allocation of Net Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Policy Lapse . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Reinstatement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Charges and Deductions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Premium Tax Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Surrender Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Deferred Administrative Charge . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Deferred Sales Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Monthly Deductions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Cost of Insurance Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Cost of Insurance Rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Rate Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Monthly Administrative Charge  . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Optional Benefit Charges . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Bonus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Withdrawal Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Transfer Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Projection Report Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Mortality and Expense Risk Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Other Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                                                                                      PAGE
Policy Rights
         Loan Privileges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Interest Rate Charged  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Allocation of Loans and Collateral . . . . . . . . . . . . . . . . . . . . . . . .
                 Interest Credited to Amounts Held as Collateral  . . . . . . . . . . . . . . . . .
                 Bonus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Preferred Policy Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Effect of Policy Loan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Loan Repayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Lapse With Loans Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Tax Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Surrender Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Withdrawal of Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Free-Look Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Telephone Transaction Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Special Transfer Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfer Right for Policy  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfer Right for Change in Investment Policy
         Available Automated Fund Management Features . . . . . . . . . . . . . . . . . . . . . . .
                 Dollar Cost Averaging  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Portfolio Rebalancing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

The General Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Minimum Guaranteed and Current Interest Rates  . . . . . . . . . . . . . . . . . . . . . .
                 Bonus Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Calculation of Non-loaned Accumulated Value in the General Account . . . . . . . .
         Transfers from General Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Other Policy Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Indefinite Policy Duration . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payment of Policy Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Ownership  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Beneficiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Change of Owner and Beneficiary  . . . . . . . . . . . . . . . . . . . . . . . . .
                 Split Dollar Arrangements  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Assignments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Misstatement of Age and Sex  . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Suicide  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Arbitration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Correspondence . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Settlement Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payment of Interest Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payments for a Stated Time . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payments for Life  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payments of a Stated Amount  . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Life Annuity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Joint and Two Thirds Annuity . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 50% Survivor Annuity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                                                                                      PAGE
Optional Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Waiver of Monthly Deductions . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Accidental Death Benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Guaranteed Insurability Option . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Guaranteed Death Benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Federal Income Tax Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Tax Status of the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Tax Treatment of Policy Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 In General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Modified Endowment Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Distributions from Policies Classified as Modified Endowment Contracts . . . . . .
                 Distributions from Policies Not Classified as Modified Endowment Contracts . . . .
                 Policy Loan Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Investment in the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Multiple Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Special Rules for Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . .
         Possible Charge for National Life's Taxes  . . . . . . . . . . . . . . . . . . . . . . . .

Policies Issued in Conjunction with Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . .
Legal Developments Regarding Unisex Actuarial Tables  . . . . . . . . . . . . . . . . . . . . . . .
Voting Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Changes in Applicable Law, Funding and Otherwise
Officers and Directors of National Life . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Distribution of Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Policy Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
State Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Appendix A-Illustration of Death Benefits, Accumulated Values and
         Cash Surrender Values  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-1

Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-1



THE POLICY MAY NOT BE AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED ON.

THE PRIMARY PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

                                  DEFINITIONS


ACCUMULATED VALUE                           The sum of the Policy's values in the Separate Account and the
                                            General Account.

ATTAINED AGE                                The Issue Age of the Insured plus the number of full Policy Years which have passed since the Date of Issue.

BENEFICIARY                                 The person(s) or entity(ies) designated to receive all or some of the
                                            Death Benefit when the Insured dies.  The Beneficiary is designated in the application or if subsequently changed, as shown in the latest change filed with National Life.  If no Beneficiary survives and unless otherwise provided, the Insured's estate will be the
                                            Beneficiary.

CASH SURRENDER VALUE                        The Accumulated Value minus any applicable Surrender Charge, and minus any outstanding Policy loans and accrued interest on such loans.

COLLATERAL                                  The portion of the Accumulated Value in the General Account which secures the amount of any Policy loan.

DAC TAX                                     A tax attributable to Specified Policy Acquisition Expenses under
                                            Internal Revenue Code Section 848.

DATE OF ISSUE                               The date on which the Policy is issued, which is set forth in the
                                            Policy.  It is used to determine Policy Years, Policy Months and Monthly Policy Dates,
                                            as well as to measure suicide and contestable periods.

DEATH BENEFIT                               The Policy's Unadjusted Death Benefit, plus any dividends payable, plus any relevant additional benefits provided by a supplementary benefit Rider, less any outstanding
                                            Policy loan and accrued interest, and less any unpaid Monthly Deductions.

DURATION                                    The number of full years the insurance has been in force; for the
                                            Initial Face Amount, measured from the Date of Issue: for any increase in Face Amount, measured from the effective date of such increase.

FACE AMOUNT                                 The Initial Face Amount plus any increases in Face Amount and minus any decreases in Face Amount.

GENERAL ACCOUNT                             The account which holds the assets of National Life which are available to support its insurance and annuity obligations.

GRACE PERIOD                                A 61-day period measured from the date on which notice of pending lapse sent by National
                                            Life during which the Policy will not lapse, and insurance coverage continues.  To prevent lapse, the Owner must during the Grace Period make a premium payment equal to the sum of any amount by which the past Monthly Deductions have been in excess of Cash
                                            Surrender Value, plus three times the Monthly Deduction due the date the Grace Period began.

GUARANTEED DEATH BENEFIT
RIDER                                       An optional Rider that will guarantee that the Policy will not lapse prior to Attained
                                            Age 70, or 20 years from the Policy's Date of Issue, if longer, regardless of investment performance, if the Minimum Guarantee Premium has been paid as of each
                                            Monthly Policy Date.

HOME OFFICE                                 National Life's Home Office at National Life Drive, Montpelier, Vermont 05604.

INITIAL FACE AMOUNT                         The Face Amount of the Policy on the Date of Issue.  The Face Amount may be increased or decreased after the first Policy Year.

INSURED                                     The person upon whose life the Policy is issued.

ISSUE AGE                                   The age of the Insured at his or her birthday nearest the Date of Issue.  The Issue Age is stated in the Policy.

MINIMUM FACE AMOUNT                         The Minimum Face Amount is generally $50,000.  However, exceptions may be made in employee benefit plan cases.

MINIMUM GUARANTEE PREMIUM                   The sum of the Minimum Monthly Premiums in effect on each Monthly Policy Date since the
                                            Date of Issue (including the current month), plus all Withdrawals and outstanding Policy loans and accrued interest.

MINIMUM INITIAL PREMIUM                     The minimum premium required to issue a Policy.  It is equal to two times the Minimum Monthly Premium.

MINIMUM MONTHLY PREMIUM                     The monthly amount used to determine the Minimum Guarantee
                                            Premium.  This amount, which includes any substandard charges and any applicable Rider charges, is determined separately for each Policy, based on the requested Initial Face
                                            Amount, and the Issue Age, sex and Rate Class of the Insured, and the Death Benefit
                                            Option and any optional benefits selected.  It is stated in each Policy.

MONTHLY ADMINISTRATIVE
CHARGE                                      A charge of $7.50 per month included in the Monthly Deduction, which is intended to reimburse National Life for ordinary administrative expenses.

MONTHLY DEDUCTION                           The amount deducted from the Accumulated Value on each Monthly Policy Date.  It includes the Monthly Administrative Charge, the Cost of Insurance Charge, and the monthly cost of any benefits provided by Riders.

MONTHLY POLICY DATE                         The day in each calendar month which is the same day of the month as the Date of Issue, or the last day of any month having no such date, except that whenever the Monthly
                                            Policy Date would otherwise fall on a date other than a Valuation Day, the Monthly
                                            Policy Date will be deemed to be the next Valuation Day.

NET AMOUNT AT RISK                          The amount by which the Unadjusted Death Benefit exceeds the Accumulated Value.

NET PREMIUM                                 The remainder of a premium after the deduction of the Premium Tax
                                            Charge.

OWNER                                       The person(s) or entity(ies) entitled to exercise the rights granted in the Policy.

PLANNED PERIODIC PREMIUM                    The premium amount which the Owner plans to pay at the frequency selected.  The Owner may request a reminder notice and may change the amount of the Planned Periodic Premium.
                                            The Owner is not required to pay the designated amount.

POLICY ANNIVERSARY                          The same day and month as the Date of Issue in each later year.

POLICY YEAR                                 A year that starts on the Date of Issue or on a Policy Anniversary.

PREMIUM TAX CHARGE                          A charge deducted from each premium payment to cover the cost of state and local premium taxes, and the federal DAC Tax.

RATE CLASS                                  The classification of the Insured for cost of insurance purposes.  The Rate Classes are:
                                            preferred nonsmoker; standard nonsmoker; smoker; juvenile; and substandard.

RIDERS                                      Optional benefits that an Owner may elect to add to the Policy at an additional cost.

SURRENDER CHARGE                            The amount deducted from the Accumulated Value of the Policy upon lapse or surrender during the first 15 Policy Years.  The Maximum Surrender Charge is shown in the Policy.

UNADJUSTED DEATH BENEFIT                    Under Option A, the greater of the Face Amount or percentage of the Accumulated Value on the date of death; under Option B, the greater of the Face Amount plus the Accumulated
                                            Value on the date of death, or the applicable percentage of the Accumulated Value on the date of death.  The Death Benefit Option is selected at time of application but may be later changed.

VALUATION DAY                               Each day that the New York Stock Exchange is open for business other than the day after
                                            Thanksgiving and any day on which trading is restricted by directive of the Securities and Exchange Commission.  Unless otherwise indicated, whenever under a Policy an event occurs or a transaction is to be effected on a day that is not a Valuation Date, it will be deemed to have occurred on the next Valuation Date.

VALUATION PERIOD                            The time between two successive Valuation Days.  Each Valuation Period includes a
                                            Valuation Day and any non-Valuation Day or consecutive non-Valuation Days immediately preceding it.

WITHDRAWAL                                  A payment made at the request of the Owner pursuant to the right in the Policy to withdraw a portion of the Cash Surrender

                                Value of the Policy. The Withdrawal Charge will be deducted from the Withdrawal Amount.


                       SUMMARY DESCRIPTION OF THE POLICY


         The following summary of the Policy provisions should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise noted, this Prospectus assumes the Insured is alive.


THE POLICY OFFERED

         The VariTrak flexible premium adjustable benefit variable life insurance policy offered by this Prospectus is issued by National Life. The Policy allows the Owner, subject to certain limitations, to make premium payments in any amount and at any frequency. As long as the Policy remains in force, it will provide for:

         (1)     Life insurance coverage on the named Insured;

         (2)     A Cash Surrender Value;

         (3)     Surrender and withdrawal rights and Policy loan privileges;
                 and


         (4)     A variety of additional insurance benefits.


         The Policy described in this Prospectus is designed to provide insurance coverage to help lessen the economic loss resulting from the death of the Insured. It is not offered primarily as an investment. Life insurance is not a short-term investment. Prospective Owners should consider their need for insurance coverage and the Policy's investment potential on a long-term basis.

         The Policy is called "flexible premium" because there is no fixed schedule for premium payments, even though the Owner may establish a schedule of Planned Periodic Premiums. The Policy is described as "adjustable benefit" because the Owner may, after the first Policy Year and within limits, increase or decrease the Face Amount and may change the Death Benefit Option. The Policy is called "variable" because, unlike a fixed benefit whole life insurance policy, the Death Benefit under the Policy may, and its Accumulated Value will, vary to reflect the investment performance of the chosen subaccounts of the Separate Account, and the crediting of interest to the General Account, as well as other factors.


         The failure to pay Planned Periodic Premiums will not itself cause the Policy to lapse. Conversely, the payment of premiums in any amount or frequency will not necessarily guarantee that the Policy will remain in force. In general, the Policy will lapse if the Cash Surrender Value is insufficient to pay the Monthly Deduction for Cost of Insurance, Monthly Administrative Charges and any applicable Rider charges. During the first five Policy Years, and, if the optional Guaranteed Death Benefit Rider has been purchased, until the later of the Insured's Attained Age 70 or 20 Policy Years from the Date of Issue, the Policy will not lapse, even if the Cash Surrender Value is insufficient to pay the Monthly Deductions, so long as the Minimum Guarantee Premium has been paid.


         A prospective Owner who already has life insurance coverage should consider whether or not changing or adding to existing coverage would be advantageous. Generally it is not advisable to purchase another policy as a replacement for an existing policy.

THE SEPARATE ACCOUNT


         The Separate Account consists of eleven Subaccounts, the assets of which are used to purchase shares of a designated corresponding Portfolio that is part of one of the following Funds: the Market Street Fund, the Variable Insurance Products Fund, and the Alger American Fund. There is no assurance that the investment objectives of a particular Portfolio will be met. The Owner bears the entire investment risk of amounts allocated to the Separate Account.

AVAILABILITY OF POLICY


         This Policy can be issued for Insureds from Issue Ages 0 to 85. The Minimum Face Amount is generally $50,000, although exceptions to this minimum may be made for employee benefit plans. Before issuing a Policy, National Life will require that the proposed Insured meet certain underwriting standards satisfactory to National Life. The Rate Classes available are Preferred Nonsmoker, Standard Nonsmoker, Smoker, Juvenile, and Substandard. (See "Issuance of a Policy," Page ____.)


THE DEATH BENEFIT

         As long as the Policy remains in force, National Life will pay the Death Benefit to the Beneficiary upon receipt of due proof of the death of the Insured. The Death Benefit will consist of the Policy's Unadjusted Death Benefit, plus any dividends payable, plus any relevant additional benefits provided by a supplementary benefit Rider, less any outstanding Policy loan and accrued interest, and less any unpaid Monthly Deductions.

         There are two Death Benefit Options available. Death Benefit Option A provides for the greater of (a) the Face Amount and (b) the applicable percentage of the Accumulated Value. Death Benefit Option B provides for the greater of (a) the Face Amount plus the Accumulated Value and (b) the applicable percentage of the Accumulated Value. (See "Death Benefit Options," Page ____.)

FLEXIBILITY TO ADJUST AMOUNT OF DEATH BENEFIT

         After the first Policy Year, the Owner has significant flexibility to adjust the Death Benefit by changing the Death Benefit Option or by increasing or decreasing the Face Amount of the Policy. (See "Change in Death Benefit Option," Page ____, and "Ability to Adjust Face Amount," Page ____.)


         Any change in Death Benefit Option or in the Face Amount may affect the charges under the Policy. Any increase in the Face Amount will result in an increase in the Monthly Deductions. A decrease in Face Amount may also affect the Monthly Deductions. (See "Cost of Insurance," Page ____.)


         To the extent that a requested decrease in Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable under the Internal Revenue Code for life insurance, National Life will not effect the decrease.

ACCUMULATED VALUE

         The Accumulated Value is the total amount of value held under the Policy at any time. It equals the sum of the amounts held in the Separate Account and the General Account. (See "Calculation of Accumulated Value," Page ____.)

         The Accumulated Value in the Separate Account will reflect the investment performance of the chosen Subaccounts of the Separate Account, any Net Premiums paid, any transfers, any Withdrawals, any loans, any loan repayments, any loan interest paid or credited and any charges assessed in connection with the Policy. The Owner bears the entire investment risk for amounts allocated to the Separate Account. There is no guaranteed minimum for the portion of the Accumulated Value in the Separate Account. Accumulated Value in the Separate Account may be greater or less than the Net Premiums allocated to the Separate Account.

         The General Account earns interest at rates National Life declares in advance for specific periods. The rates are guaranteed to equal or exceed 4%. The principal, after all deductions and charges, is also guaranteed. National Life currently offers a bonus on the crediting rate in the amount of 0.50% per annum on the non-loaned portion of the Accumulated Value in the General Account in each

Policy Year beginning with Policy Year 11; however, no bonus is guaranteed. The value of the General Account will reflect any amounts allocated or transferred to it plus interest credited to it, less amounts deducted, transferred or withdrawn from it. (See "The General Account," Page ____.)

         The Collateral portion of the Accumulated Value in the General Account will reflect any amounts transferred from the Separate Account and/or non-loaned portion of the General Account as collateral for Policy loans, plus interest at rates National Life declares of at least 4%. The Collateral will be reduced by loan repayments. (See "Loan Privileges," Page ____.)

         The Accumulated Value is relevant to the computation of the Death Benefit and Cost of Insurance Charges.

ALLOCATION OF NET PREMIUMS

         Except as described below, Net Premiums will generally be allocated to the Subaccounts of the Separate Account and the General Account in accordance with the allocation percentages which are in effect for such premium when received at National Life's Home Office. These percentages will be those specified in the application or as subsequently changed by the Owner.

           Any portion of the initial Net Premium and any Net Premiums received before National Life receives at its Home Office a signed delivery receipt for the Policy, and until the date which is ten days after the date of such signed delivery receipt, that are designated to be allocated to the Separate Account will be allocated instead to the Money Market Subaccount. At the end of such period, the amount in the Money Market Subaccount (including investment experience) will be allocated to each of the chosen Subaccounts based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Separate Account premium allocation percentages. (See "Allocation of Net Premiums," Page ____.)

TRANSFERS


         The Owner may make transfers of the amounts in the Subaccounts of the Separate Account and General Account between and among such accounts.
Transfers between the Subaccounts of the Separate Account or into the General Account will be made on the Valuation Day National Life receives the request. Transfers out of the General Account are limited in amount, and to one transfer per Policy Year. Currently transfers may be made without charge regardless of their frequency, and National Life has no present intent to impose a charge for transfers in the foreseeable future; however, National Life reserves the right, upon prior notice to Policy Owners, to impose in the future a charge of $25 on each transfer in excess of five transfers in any one Policy Year. (See "Transfers," Page ____.)


FREE-LOOK PRIVILEGE


         The Policy provides for an initial "free-look" period, during which the Owner may cancel the Policy and receive a refund equal to the gross premiums paid on the Policy. This free-look period ends on the latest of: (a) 45 days after Part A of the application for the Policy is signed; (b) 10 days after the Owner receives the Policy; and (c) 10 days after National Life mails or personally delivers a Notice of Withdrawal Right to the Owner. To cancel the Policy, the Owner must return the Policy to National Life or to an agent of National Life within such time with a written request for cancellation. (See "Free-Look Privilege," Page ____.)


CHARGES ASSESSED IN CONNECTION WITH THE POLICY

         Premium Tax Charge. A Premium Tax Charge will be deducted from each premium payment, to cover the cost of state and local premium taxes, and the federal DAC Tax. The charge is in an amount of 3.25% of each premium. For qualified employee benefit plans, the charge will be 2.00% of each premium rather than 3.25%. National Life reserves the right to change the amount of the charge deducted from future premiums if the applicable law is changed. (See "Premium Tax Charge," Page ____.)

         Monthly Deductions. On the Date of Issue and on each Monthly Policy Date thereafter, the Accumulated Value will be reduced by a Monthly Deduction equal to the sum of the monthly Cost of Insurance Charge, Monthly Administrative Charge, and a charge for any additional benefits added by rider. The monthly Cost of Insurance Charge will be determined by multiplying the Net Amount at Risk (that is, the Unadjusted Death Benefit less Accumulated Value) by the applicable cost of insurance rate(s), which will depend upon the Issue Age, sex, and Rate Class of the Insured, the Duration and policy size band of the Policy, and on National Life's expectations as to future mortality and expense experience, but which will not exceed the guaranteed maximum cost of insurance rates set forth in the Policy based on the Insured's Attained Age, sex, Rate Class, and the "1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Table." (See "Cost of Insurance," Page ____.) The Monthly Administrative Charge is $7.50. (See "Monthly Administrative Charge," Page ____.) Beginning with Policy Year 11, National Life currently applies a bonus under which the Monthly Deductions are reduced by 0.50% per annum of the Accumulated Value in the Separate Account. (See "Bonus," Page ____.) However, no such bonus is guaranteed.


         Surrender Charge. A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the fifteenth Policy Year. The Surrender Charge consists of a Deferred Administrative Charge and a Deferred Sales Charge. (See "Surrender Charge," Page ____.)

         The Deferred Administrative Charge varies by Issue Age, and is based on Initial Face Amount. Charges per $1,000 of this amount for sample Issue Ages are shown below. After the first five Policy Years, it declines linearly by month until the end of Policy Year 15, when it becomes zero.


         Sample
         Issue Age                Charge per $1000 of Initial Face Amount
         ---------                ---------------------------------------
           0-5                                None
            10                               $0.50
            15                               $1.00
            20                               $1.50
          25-85                              $2.00


For Issue Ages not shown, the charge will increase by a ratable portion for each full Policy Year.

         The Deferred Sales Charge is calculated individually for each Policy, based on its Surrender Charge target premium. The Surrender Charge target premium is an annual amount, based on the Initial Face Amount, Issue Age, sex and Rate Class of the Insured, used solely for the purpose of calculating the Deferred Sales Charge. The Deferred Sales Charge is equal to the lesser of (a) 30% of the premiums received up to one Surrender Charge target premium, plus 10% of all premiums paid in excess of this amount but not greater than twice such amount, plus 9% of all premiums paid in excess of twice such amount, or
(b) an amount that during the first five Policy Years is equal to 50% of the Surrender Charge target premium and that then declines linearly by month through the end of the fifteenth Policy Year, when it becomes zero (or, if less, the maximum permitted under the New York nonforfeiture law).

     Transfer Charge. Currently an unlimited number of transfers are permitted in each Policy Year without charge, and National Life has no current intent to impose a transfer charge in the foreseeable future; however, National Life reserves the right to impose in the future a charge of $25 for each transfer in excess of five transfers in any one Policy Year. (See "Transfer Charge," Page ____.)

     Withdrawal Charge. A charge equal to the lesser of 2% of the amount withdrawn or $25 will be deducted from each Withdrawal amount paid. (See "Withdrawal Charge," Page ____.)

     Projection Report Charge. National Life may impose a charge for each projection report requested by the Owner. (See "Projection Report Charge, Page ___.)

     Daily Charge Against the Separate Account. A daily charge for National Life's assumption of certain mortality and expense risks incurred in connection with the Policy will be imposed at an annual rate which is currently 0.90% of the average daily net assets of the Separate Account. (See "Charges Against the Separate Account," Page ____.)

     Other Charges. Shares of the Portfolios are purchased by the Separate Account at net asset value, which reflects management fees and expenses deducted from the assets of the Portfolios.

POLICY LAPSE AND REINSTATEMENT


   During the first five Policy Years, the Policy will not lapse if premiums in an amount at least equal to the Minimum Guarantee Premium have been paid, regardless of the amount of Cash Surrender Value. If, however, premiums paid are less than the Minimum Guarantee Premium, and the Cash Surrender Value on a Monthly Processing Date is insufficient to cover the Monthly Deduction then due, the Policy will lapse after a 61-day Grace Period unless a sufficient premium has been paid.



     An optional Guaranteed Death Benefit Rider is available which will guarantee that the Policy will not lapse prior to the Insured's Attained Age 70, or 20 years from the Date of Issue of the Policy if longer, regardless of investment performance, if the Minimum Guarantee Premium has been paid on a timely basis. (See "Optional Benefits - Guaranteed Death Benefit" Page ____.)


     Subject to certain conditions, including evidence of insurability satisfactory to National Life and the payment of a sufficient premium, a Policy may be reinstated at any time within five years (or such longer period as may be required in a particular state) after the beginning of the Grace Period. (See "Reinstatement," Page ____.)

LOAN PRIVILEGE

         After the first Policy Year, the Owner may obtain Policy loans in an amount not exceeding, in the aggregate, the Cash Surrender Value less three Monthly Deductions.

         Policy loans will bear interest at a fixed rate of 6% per year, payable at the end of each Policy Year. If interest is not paid when due, it will be added to the outstanding loan balance. Policy loans may be repaid at any time and in any amount. Policy loans outstanding when the Death Benefit becomes payable or the Policy is surrendered will be deducted from the proceeds otherwise payable.


         When a Policy loan is taken, Accumulated Value will be held in the General Account as Collateral for the Policy loan. Accumulated Value is taken from the Subaccounts of the Separate Account based on the instructions of the Owner at the time a loan is taken. If specific allocation instructions have not been received from the Owner, the Policy loan will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Separate Account. If the Accumulated Value in one or more of the Subaccounts is insufficient to carry out the Owner's instructions, the loan will not be processed until further instructions are received from the Owner. Accumulated Value will be taken from the non-loaned portion of the General Account as Collateral for a loan only to the extent that the Accumulated Value in the Separate Account is insufficient. This amount held in the General Account as Collateral will earn interest at an effective annual rate National Life will determine prior to each calendar year. This rate will not be less than 4%, and National Life currently intends to credit interest on non-loaned Accumulated Value in the General Account for Policies in Policy Year 11 and thereafter at rates which are 0.50% per annum higher than those that apply to non-loaned Accumulated Value in the General Account for Policies still in their first ten Policy Years. This bonus is not guaranteed, however, and upon prior notice to Owners National Life may, in its sole discretion, decide not to credit the bonus. National Life also currently intends, but is not obligated to continue, to make preferred loans available on the later of the Insured's Attained Age 65 and the end of Policy Year 20, in limited amounts. For such Policy loans the amount held in the General Account as Collateral will be credited with interest at an annual rate of 6%. However, National Life is not obligated to continue to make preferred loans available, and will make such loans available in its sole discretion. (See "Loan Privileges," Page ____.)

         Depending upon the investment performance of Cash Surrender Value and the amount of a Policy loan, the loan may cause a Policy to lapse. If a Policy is not a Modified Endowment Contract, lapse of the Policy with Policy loans outstanding may result in adverse tax consequences. (See "Tax Treatment of Policy Benefits," Page ____.)

WITHDRAWAL OF CASH SURRENDER VALUE


         After the first Policy Anniversary, the Owner may, subject to certain restrictions, request a Withdrawal of Cash Surrender Value. The minimum amount for such Withdrawal is $500 (exceptions down to $100 may be made for employee benefit plans). The Withdrawal amount will be taken from the Subaccounts of the Separate Account based on instructions provided by the Owner at the time of the Withdrawal. If specific allocation instructions have not been received from the Owner, the Withdrawal will be allocated to the Subaccounts based on the proportion that the value in each account bears to the total Accumulated Value in the Separate Account. If the Accumulated Value in one or more Subaccounts is insufficient to carry out the Owner's instructions, the Withdrawal will not be processed until further instructions are received from the Owner. Withdrawal amounts will be taken from the General Account only to the extent that the Accumulated Value in the Separate Account is insufficient. If Death Benefit Option A is in effect, National Life will reduce the Face Amount by an amount equal to the lesser of (a) the amount of the withdrawal and
(b) the excess of the Face Amount divided by the applicable percentage over the Accumulated Value just after the withdrawal, but in any case not less than zero. (See "Withdrawal of Cash Surrender Value," Page ____.)


     A Withdrawal Charge will be deducted from the amount of each Withdrawal. (See "Charges and Deductions - Withdrawal Charge," Page____.)

     If a requested Withdrawal would reduce the Face Amount below the Minimum Face Amount, the Withdrawal will not be allowed.

SURRENDER OF THE POLICY

         The Owner may at any time fully surrender the Policy and receive the Cash Surrender Value, if any. The Cash Surrender Value will equal the Accumulated Value less any Policy loan with accrued interest and any applicable Surrender Charge. (See "Surrender Privilege," Page ____.)

AVAILABLE AUTOMATED FUND MANAGEMENT FEATURES

     National Life currently offers, at no charge to Policy Owner, two automated fund management programs, Dollar Cost Averaging and Portfolio Rebalancing. (For a description of these features, see "Contract Rights - Available Automated Fund Management Features," Page ____.)

TAX TREATMENT


         National Life believes (based upon Notice 88-128 and the proposed Regulations under Section 7702, issued on July 5, 1991) that a Policy issued on a standard Rate Class basis generally should meet the Section 7702 definition of a life insurance contract. With respect to a Policy issued on a substandard basis, there is insufficient guidance to determine if such a Policy would in all situations satisfy the Section 7702 definition of a life insurance contract, particularly if the Owner pays the full amount of premiums permitted under such a Policy. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, an Owner should not be deemed to be in constructive receipt of Accumulated Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds. (See "Tax Status of the Policy," Page ____.)


         Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the contract. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax. (For further discussion on the circumstances under which a Policy will be treated as a Modified Endowment Contract, See "Tax Treatment of Policy Benefits," Page____.)

         If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. (See "Distributions from Policies Not Classified as Modified Endowment Contracts," Page ____.)

UNISEX POLICIES


         Policies issued in several states provide for policy values which do not vary by the sex of the Insured. (See "Cost of Insurance", Page ____.) In addition, Policies issued in conjunction with employee benefit plans provide for policy values which do not vary by the sex of the Insured. (See "Policies Issued in Conjunction with Employee Benefit Plans", Page ____.) Thus, references in this Prospectus to sex-distinct cost of insurance rates and any values that vary by the sex of the Insured are not applicable to Policies issued in states which require "unisex" policies or to Policies issued in conjunction with employee benefit plans. Illustrations of the effect of these unisex rates on premiums, Cash Surrender Values, and Death Benefits are available from National Life on request.


ILLUSTRATIONS OF DEATH BENEFITS, ACCUMULATED VALUE AND CASH SURRENDER VALUE

         Illustrations of how investment performance of the Separate Account may cause the Death Benefit, the Accumulated Value and the Cash Surrender Value to vary are included in Appendix A commencing on page A-1.

         These projections of hypothetical values may be helpful in understanding the long-term effects of different levels of investment performance, of charges and deductions, of electing one or the other death benefit option, and generally comparing and contrasting this Policy to other life insurance policies. Nonetheless, the illustrations are based on hypothetical investment rates of return and are not guaranteed. Illustrations are illustrative only and are not a representation of past or future performance. Actual rates of return may be more or less than those reflected in the illustrations and, therefore, actual values will be different from those illustrated.


             NATIONAL LIFE INSURANCE COMPANY, THE SEPARATE ACCOUNT,
                                 AND THE FUNDS.

NATIONAL LIFE INSURANCE COMPANY


         National Life, a mutual life insurance company chartered in 1848 under Vermont law, is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions. National Life assumes all insurance risks under the Policy and its assets support the Policy's benefits. On September 30, 1995, National Life's assets were over $5.7 billion. (See "Financial Statements," Page F-__.)


THE SEPARATE ACCOUNT

         The Separate Account was established by National Life on February 1, 1985 under the provisions of the Vermont Insurance Law. It is a separate investment account to which assets are allocated to support the benefits payable under the Policies as well as other variable life insurance policies National Life may issue.

         The Separate Account's assets are the property of National Life. Each Policy provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Policies (and other policies) supported by the Separate Account will not be chargeable with liabilities arising out of any other business that National Life may conduct. In addition to the net assets and other liabilities for the Policies, the Separate Account's net assets may in the future include amounts held to support other variable life insurance policies issued by National Life and amounts derived from expenses charged to the Policies by National Life which it currently holds in the Separate Account. From time to time these additional amounts will be transferred in cash by National Life to its General Account.


         The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust type of investment company. Such registration does not involve any supervision of the management or investment practices or policies of the Separate Account by the SEC. The Separate Account meets the definition of a "Separate Account" under Federal securities laws.

THE MARKET STREET FUND


         The Aggressive Growth, Bond, Managed, International, and Money Market Subaccounts of the Separate Account invest in shares of The Market Street Fund, Inc., a "series" type of mutual fund which is registered with the SEC under the 1940 Act as a diversified open-end management investment company. The Market Street Fund currently issues six "series" or classes of shares, each of which represents an interest in a separate portfolio within the Fund, and five of which are purchased and redeemed by the corresponding Subaccounts of the Separate Account: the Aggressive Growth Portfolio, the Bond Portfolio, the Managed Portfolio, the International Portfolio and the Money Market Portfolio. The Market Street Fund sells and redeems its shares at net asset value without a sales charge.


         The investment objectives of the Market Street Fund's Portfolios eligible for purchase by the Separate Account are set forth below. The investment experience of each of the Subaccounts of the Separate Account depends on the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

         The Aggressive Growth Portfolio. The Aggressive Growth Portfolio seeks to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

         The Bond Portfolio. The Bond Portfolio seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

         The Managed Portfolio. The Managed Portfolio seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

         The International Portfolio. The International Portfolio seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established non-United States companies.


         The Money Market Portfolio. The Money Market Portfolio seeks to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments.


         With respect to the Aggressive Growth, Bond, and Managed Portfolios, the Market Street Fund is advised by Sentinel Advisors Company ("SAC"), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. SAC is a partnership whose partners are affiliates of National Life, Provident Mutual, and The Penn Mutual Life Insurance Company. National Life's affiliate is currently the managing partner of SAC and is entitled to the majority share of SAC's profit or loss. As compensation for its services, SAC receives monthly compensation as follows:

          Bond Portfolio - 0.35% of the first $100 million of the average daily net assets of the Portfolio and 0.30% of the average daily net assets in excess of $100 million.

          Managed Portfolio - 0.40% of the first $100 million of the average daily net assets of the Portfolio and 0.35% of the average daily net assets in excess of $100 million.

          Aggressive Growth Portfolio - 0.50% of the first $20 million of the average daily net assets of the Portfolio, 0.40% of the next $20 million of the average daily net assets of the Portfolio and 0.30% of such average daily net assets of the Portfolio in excess of $40 million.


     With respect to the International Portfolio, the Market Street Fund is advised by Providentmutual Investment Management Company ("PIMC"), which is also registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, and which receives monthly compensation at an effective annual rate of 0.75% of the first $500 million of the average daily net assets of the portfolio and 0.60% of the average daily net assets in excess of $500 million. PIMC has employed The Boston Company Asset Management, Inc. to provide investment advisory services in connection with the Portfolio. As compensation for the investment advisory services rendered, PIMC pays The Boston Company Asset Management, Inc. a monthly fee at an effective annual rate of 0.375% of the first $500 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $500 million.



   The Market Street Fund also is advised by PIMC with respect to the Money Market Portfolio. As compensation for the investment advisory services in connection with the Money Market Portfolio, the Market Street Fund pays PIMC monthly compensation at an effective annual rate of 0.25% of the average daily net assets of the Portfolio.



    In addition to the fee for the investment advisory services, the Market Street Fund pays its own expenses generally, including brokerage costs, administrative costs, custodian costs, and legal, accounting and printing costs. However, Provident Mutual has entered into an agreement with the Market Street Fund whereby it will reimburse the Aggressive Growth, Bond, Managed, and Money Market Portfolios for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.40% of the average daily net assets of each Portfolio. With respect to the International Portfolio, Provident Mutual has entered into an agreement with the Market Street Fund whereby it will reimburse the International Portfolio for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.75% of its average daily net assets. It is anticipated that these arrangements will continue, but neither Provident Mutual nor National Life are under any legal obligation to continue these reimbursement arrangements for any particular period of time; if they are terminated, Market Street Fund expenses may increase.


   A full description of the Market Street Fund, its investment objectives and policies, its risks, expenses, and all other aspects of its operation is contained in the attached Prospectus for the Market Street Fund, which should be read together with this Prospectus.

VARIABLE INSURANCE PRODUCTS FUND


     The Separate Account has four Subaccounts which invest exclusively in shares of Portfolios of the Variable Insurance Products Fund (the "VIP Fund"). Like the Market Street Fund, the VIP Fund is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the VIP Fund.



     The Fidelity Equity-Income Subaccount, Fidelity Growth Subaccount, Fidelity High Income Subaccount, and Fidelity Overseas Subaccount of the Separate Account invest in shares of the Equity-Income Portfolio, Growth Portfolio, the High Income Portfolio, and the Overseas Portfolio, respectively, of the VIP Fund. Shares of these Portfolios are purchased and redeemed by the Separate Account at net asset value without a sales charge. The Separate Account purchases shares of the

Portfolios from the VIP Fund in accordance with a participation agreement between the VIP Fund and National Life. The termination provisions of this participation agreement are described below.


     The investment objectives of the Portfolios of the VIP Fund in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

     Equity-Income Portfolio. This Portfolio seeks reasonable income by investing primarily in income producing equity securities. In choosing these securities, the Equity-Income Portfolio considers the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield of the securities comprising the Standard and Poor's 500 Composite Stock Price Index.

     Growth Portfolio. This Portfolio seeks to achieve capital appreciation. The Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.


     High Income Portfolio. This Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. The risks of investing in these high-yielding, high-risk securities is described in the attached Prospectus for the VIP Fund, which should be read carefully before investing.


     Overseas Portfolio. This Portfolio seeks long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for diversification by participating in companies and economies outside of the United States.






     The Equity-Income, Growth, High Income, and Overseas Portfolios of the VIP Fund are managed by Fidelity Management & Research Company ("FMR"). For managing its investments and business affairs, each Portfolio pays FMR a monthly fee.


     For the Equity Income, Growth, and Overseas Portfolios, the annual fee rate is the sum of two components:

     1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.52% and it drops (to as low as a marginal rate of 0.30% when average group assets exceed $174 billion) as total assets in all these funds rise.

     2. An individual fund fee rate of 0.20% for the Equity-Income Portfolio, 0.30% for the Growth Portfolio and .45% for the Overseas Portfolio.

     One-twelfth of the combined annual fee rate is applied to each Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     For the High Income Portfolio, the annual fee rate is the sum of two components:

     1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. This rate cannot rise above .37%, and it drops (to as low as a marginal rate of .14%) as total assets in all these funds rise.

     2.  An individual fund fee rate of .35% for the High Income Portfolio.

   One-twelfth of the combined annual fee rate is applied to the Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.


   On behalf of Overseas Portfolio, FMR has entered into sub-advisory agreements with FMR U.K., FMR Far East, and Fidelity International Investment Advisors ("FIIA"). Under the sub-advisory agreements, FMR may receive investment advice and research services with respect to companies based outside the U.S. and may grant them investment management authority as well as the authority to buy and sell securities if FMR believes it would be beneficial to the Portfolio. FIIA, in turn, has entered into a sub-advisory agreement with its wholly owned subsidiary Fidelity International Investment Advisors (U.K.) Limited ("FIIAL U.K.").

         Currently, FMR U.K., FMR Far East, FIIA and FIIAL U.K. each focus on investment opportunities in countries other than the U.S., including countries in Europe, Asia and the Pacific Basin.

         Under the sub-advisory agreements FMR pays the fees of FMR U.K., FMR Far East, and FIIA. FIIA, in turn, pays the fees of FIIAL U.K.

         For providing investment advice and research services the sub-advisors are compensated as follows:

   - FMR pays FMR U.K. and FMR Far East fees equal to 110% and 105%, respectively, of FMR U.K.'s and FMR Far East's costs incurred in connection with providing investment advice and research services.

   - FMR pays FIIA 30% of its monthly management fee with respect to the average market value of investments held by the Portfolio for which FIIA has provided FMR with investment advice.

   - FIIA pays FIIAL U.K. a fee equal to 110% of FIIAL U.K.'s costs incurred in connection with providing investment advice and research services.

For providing investment management services, the sub-advisors are compensated according to the following formulas:

     - FMR pays FMR U.K., FMR Far East, and FIIA 50% of its monthly management fee with respect to the Portfolio's average net assets managed by the sub-advisor on a discretionary basis.

     - FIIA pays FIIAL U.K. 110% of FIIAL U.K.'s costs incurred in connection with providing investment management.

     Each Portfolio utilizes Fidelity Investments Institutional Operations Company ("FIIOC"), an affiliate of FMR, to maintain the master accounts of the participating insurance companies. Under the transfer agent agreement with FIIOC, each Portfolio pays fees based on the type, size, and number of accounts in each Portfolio and the number of transactions made by shareholders of each Portfolio.

     Each Portfolio also has an agreement with Fidelity Service Co. ("Service"), an affiliate of FMR under which each Portfolio pays Service to calculate its daily share prices and to maintain the portfolio and general accounting records of each Portfolio and to administer each Portfolio's securities lending program. The fees for pricing and bookkeeping services are based on each Portfolio's average net assets but must fall within a range of $45,000 to $750,000. The fees for securities lending services are based on the number and duration of individual securities loans.

     FMR may, from time to time, agree to reimburse a Portfolio for management fees and other expenses above a specified percentage of average net assets. Reimbursement arrangements, which may be terminated at any time without notice, will increase a Portfolio's yield. If FMR discontinues a reimbursement arrangement, each Portfolio's expenses will go up and its yield will be reduced. FMR retains the right to be repaid by a Portfolio for expense reimbursements if expenses fall below the limit prior to the end of a fiscal year. Repayment by a Portfolio will lower its yield. FMR has voluntarily agreed to reimburse the management fees and all other expenses (excluding taxes, interest and extraordinary expenses) in excess of 1.50% of the average net assets of the Equity-Income and Growth Portfolios.

         A full description of the VIP Fund, the investment objectives and policies of the Portfolios, the risks, expenses and all other aspects of their operation is contained in the attached Prospectus for the VIP Fund.


ALGER AMERICAN FUND



         The Separate Account has two Subaccounts which invest exclusively in shares of Portfolios of the Alger American Fund. Like the Market Street Fund and the VIP Fund, the Alger American Fund is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the Alger American Fund.



         The Alger Small Cap Subaccount and the Alger Growth Subaccount of the Separate Account invest in shares of the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio, respectively, of the Alger American Fund. Shares of these Portfolios are purchased and redeemed by the Separate Account at net asset value without a sales charge. The Separate Account purchases shares of the Portfolios from the Alger American Fund in accordance with a participation agreement between the Alger American Fund and National Life. The termination provisions of this participation agreement are described below.



         The investment objectives of the Portfolios of the Alger American Fund in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.



         Alger American Small Capitalization Portfolio. This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion. Income is a consideration in the selection of investments but is not an investment objective of the Portfolio.



         Alger American Growth Portfolio. This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with a total market capitalization of $1 billion or greater. Income is a consideration in the selection of investments but is not an investment objective of the Portfolio.



         The Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio are managed by Fred Alger Management, Inc. As compensation for the investment advisory services rendered, the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio pay Fred Alger Management, Inc. a monthly fee at an annual rate of 0.85% and 0.75%, respectively of the average daily net assets of the relevant portfolio.



         In addition to the fee for the investment advisory services, the Alger American Fund pays its own expenses generally, including brokerage costs, administrative costs, custodian costs, and legal, accounting and printing costs. Fred Alger Management, Inc. has agreed that it will reimburse the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio to the extent that annual operating expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed 1.50% of the average daily net assets of these Portfolios. In recent years, the expenses of these Portfolios have been substantially less than 1.50% of average daily net assets, and these agreements have not resulted in reimbursements to these Portfolios from Fred Alger Management, Inc.



         A full description of the Alger American Fund, the investment objectives and policies of the Portfolios, the risks, expenses and all other aspects of their operation is contained in the attached Prospectus for the Alger American Fund.

TERMINATION OF PARTICIPATION AGREEMENTS

         The participation agreements pursuant to which the Funds sell their shares to Subaccounts of the Separate Account contain varying provisions regarding termination. In the case of the VIP Fund, the agreement provides for termination 1) upon six months' advance notice by either party, 2) at National Life's option if shares of the Fund are not reasonably available to meet requirements of the Policies, 3) at National Life's option if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, if the Fund ceases to qualify as a regulated investment company under the Code or for a Portfolio of the Fund in the event such Portfolio fails to meet diversification requirements under the Code, 4) at the option of the Fund or its principal underwriter if it determines that National Life has suffered material adverse changes in its business or financial condition or is subject to material adverse publicity, 5) at the option of National Life if the Fund has suffered material adverse changes in its business or financial condition or is a subject of material adverse publicity, or 6) at the option of the Fund or its principal underwriter if National Life decides to make another mutual fund available as a funding vehicle for its policies.


         In the case of the Alger American Fund, the participation agreement provides for termination 1) upon 60 days' advance notice by either party, 2) at the option of the Fund or its principal underwriter, if the Policies cease to qualify as life insurance contracts under the Code, or if the Policies are not registered, issued or sold in accordance with applicable law, 3) at the option of any party, if the Trustees of the Fund determine that a material irreconcilable conflict exists, 4) at National Life's option, if formal proceedings are instituted against the Fund or its principal underwriter by the NASD, the SEC, any state securities or insurance department or any other regulatory body regarding the Fund's or such principal underwriter's duties under the agreement or related to the sale of Fund shares or the operation of the Fund, 5) at National Life's option, as to a Portfolio if it fails to meet diversification requirements under the Code, 6) at National Life's option, if shares of the Fund are not reasonably available to meet requirements of the Policies, 7) at National Life's option, if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, or applicable law precludes the use of such shares as the underlying investment media for the Policies, 8) at National Life's option, as to any Portfolio if that Portfolio fails to qualify as a regulated investment company under Subchapter M of the Code, or 9) at the option of the Fund's principal underwriter if it determines that National Life has suffered material adverse changes in its business, operations, financial condition or prospects or is subject to material adverse publicity.



         In the case of the Market Street Fund, the agreement provides for termination 1) on one year's advance notice by any party, 2) at National Life's option if shares of the Fund are not reasonably available to meet the requirements of the Policies, 3) at the option of the Fund or National Life if certain enforcement proceedings are instituted against the other, 4) upon vote of the Owners of Policies to substitute shares of another mutual fund, 5) at National Life's option if the Fund ceases to qualify as a regulated investment company under the Code or fails to meet the diversification requirements thereunder, 6) at the option of National Life or the Fund upon a determination that an irreconcilable material conflict exists between Owners of variable insurance products of all the separate accounts or the interests of participating insurance companies investing in the Fund, 7) at the option of National Life if it has withdrawn the Separate Account's investment in the Fund, or 8) at the option of any party upon another party's material breach of any provision of the agreement.


         Should an agreement between National Life and a Fund terminate, the Subaccounts which invest in that Fund may not be able to purchase additional shares of such Fund. In that event, Owners will no longer be able to transfer Accumulated Values or Net Premiums to Subaccounts investing in Portfolios of such Fund.

         Additionally, in certain circumstances, it is possible that a Fund or a Portfolio of a Fund may refuse to sell its shares to a Subaccount despite the fact that the participation agreement between the Fund and National Life has not been terminated. Should a Fund or Portfolio of such Fund decide not to sell its shares to National Life, National Life will not be able to honor requests by Owners to allocate cash values or net premiums to Subaccounts investing in shares of that Fund or Portfolio.

RESOLVING MATERIAL CONFLICTS


         The Funds are available to registered separate accounts of insurance companies, other than National Life, offering variable annuity and variable life insurance policies. As a result, there is a possibility that a material conflict may arise between the interests of Owners with Accumulated Value allocated to the Separate Account and the owners of life insurance policies and variable annuities issued by such other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds.


         In the event of a material conflict, National Life will take any necessary steps, including removing the Separate Account from that Fund, to resolve the matter. The Board of Directors or Trustees of the Funds intend to monitor events in order to identify any material conflicts that possibly may arise and to determine what action, if any, should be taken in response to those events or conflicts. See the individual Fund Prospectuses for more information.

THE GENERAL ACCOUNT

         For information on the General Account, see page ____.


                   DETAILED DESCRIPTION OF POLICY PROVISIONS

   DEATH BENEFIT


         General. As long as the Policy remains in force, the Death Benefit of the Policy will, upon due proof of the Insured's death (and fulfillment of certain other requirements), be paid to the named Beneficiary in accordance with the designated Death Benefit Option, unless the claim is contestable in accordance with the terms of the Policy. The proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy. The Death Benefit payable under the designated Death Benefit Option will be the Unadjusted Death Benefit under that Death Benefit Option, increased by any additional benefits and any dividend payable, and decreased by any outstanding Policy loan and accrued interest and any unpaid Monthly Deductions.


         Death Benefit Options.  The Policy provides two Death Benefit Options:
Option A and Option B. The Owner designates the Death Benefit Option in the application and may change it as described in "Change in Death Benefit Option," Page ___.

         Option A. The Unadjusted Death Benefit is equal to the greater of (a) the Face Amount of the Policy and (b) the Accumulated Value on the Valuation Date on or next following the Insured's date of death multiplied by the specified percentage shown in the table below:


         Attained Age        Percentage                     Attained Age     Percentage
         -------- ---        ----------                     ------------     ----------
         40 and under        250%                           60               130%
            45               215%                           65               120%
            50               185%                           70               115%
            55               150%                           75  and over     105%


For Attained Ages not shown, the percentages will decrease by a ratable portion of each full year.

         Illustration of Option A -- For purposes of this illustration, assume that the Insured is under Attained Age 40 and there is no Policy loan outstanding.

         Under Option A, a Policy with a Face Amount of $200,000 will generally pay an Unadjusted Death Benefit of $200,000. The specified percentage for an Insured under Attained Age 40 on the Policy Anniversary prior to the date of death is 250%. Because the Unadjusted Death Benefit must be equal to or greater than 2.50 times the Accumulated Value, any time the Accumulated Value exceeds $80,000 the

Unadjusted Death Benefit will exceed the Face Amount. Each additional dollar added to the Accumulated Value will increase the Unadjusted Death Benefit by $2.50. Thus, a 35 year old Insured with an Accumulated Value of $90,000 will have an Unadjusted Death Benefit of $225,000 (2.50 x $90,000, and an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $375,000 (2.50 x $150,000).

         Similarly, any time the Accumulated Value exceeds $80,000, each dollar taken out of the Accumulated Value will reduce the Unadjusted Death Benefit by $2.50. If at any time, however, the Accumulated Value multiplied by the specified percentage is less than the Face Amount, the Unadjusted Death Benefit will be the Face Amount of the Policy.

         Option B. The Unadjusted Death Benefit is equal to the greater of (a) the Face Amount of the Policy plus the Accumulated Value and (b) the Accumulated Value on the Valuation Date on or next following the Insured's date of death multiplied by the specified percentage shown in the table above.

         Illustration of Option B -- For purposes of this illustration, assume that the Insured is under Attained Age 40 and there is no Policy loan outstanding.

         Under Option B, a Policy with a face amount of $200,000 will generally pay an Unadjusted Death Benefit of $200,000 plus the Accumulated Value. Thus, for example, a Policy with a $50,000 Accumulated Value will have an Unadjusted Death Benefit of $250,000 ($200,000 plus $50,000). Since the specified percentage is 250%, the Unadjusted Death Benefit will be at least 2.50 times the Accumulated Value. As a result, if the Accumulated Value exceeds $133,333, the Unadjusted Death Benefit will be greater than the Face Amount plus the Accumulated Value. Each additional dollar added to the Accumulated Value above $133,333 will increase the Unadjusted Death Benefit by $2.50. An Insured with an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $375,000 (2.50 x $150,000), and an Accumulated Value of $200,000 will yield an Unadjusted Death Benefit of $500,000 (2.50 x $200,000). Similarly, any time the Accumulated Value exceeds $133,333, each dollar taken out of the Accumulated Value will reduce the Unadjusted Death Benefit by $2.50. If at any time, however, the Accumulated Value multiplied by the specified percentage is less than the Face Amount plus the Accumulated Value, the Unadjusted Death Benefit will be the Face Amount plus the Accumulated Value.

         At Attained Age 99, Option B automatically becomes Option A.

         Which Death Benefit Option to Choose. If an Owner prefers to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, the Owner should choose Option B. If an Owner is satisfied with the amount of the Insured's existing insurance coverage and prefers to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulated Value, the Owner should choose Option A.

         Change in Death Benefit Option. After the first Policy Year, the Death Benefit Option in effect may be changed by sending National Life a written request. No charges will be imposed to make a change in the Death Benefit Option. The effective date of any such change will be the Monthly Policy Date on or next following the date National Life receives the written request. Only one change in Death Benefit Option is permitted in any one Policy Year.

         If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change and the Face Amount will be decreased by the Accumulated Value on that date. However, this change may not be made if it would reduce the Face Amount to less than the Minimum Face Amount.

         If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change and the Face Amount will be increased by the Accumulated Value on that date.

      A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge (see "Monthly Deductions," Page __). Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level. Such a change will result in a relative increase in the Cost of Insurance Charges over time because the Net Amount at Risk will, unless the Unadjusted Death Benefit is based on the applicable percentage of Accumulated Value, remain level as cost of insurance rates increase over time, rather than the Net Amount at Risk decreasing as the Accumulated Value increases. Changing from Option B to Option A will, if the Accumulated Value increases, decrease the Net Amount at Risk over time, thereby potentially offsetting the effect of increases and over time in the cost of insurance rates.



      The effects of these Death Benefit Option changes on the Face Amount, Unadjusted Death Benefit and Net Amount at Risk can be illustrated as follows. Assume that a contract under Option A has a Face Amount of $500,000 and an Accumulated Value of $100,000 and, therefore, an Unadjusted Death Benefit of $500,000 and a Net Amount at Risk of $400,000 ($500,000 - $100,000). If the
Death Benefit Option is changed from Option A to Option B, the Face Amount will decrease from $500,000 to $400,000 and the Unadjusted Death Benefit and Net Amount at Risk would remain the same. Assume that a contract under Option B has a Face Amount of $500,000 and an Accumulated Value of $50,000 and, therefore, the Unadjusted Death Benefit is $550,000 ($500,000 + $50,000) and the Net Amount at Risk is $500,000 ($550,000 - $50,000). If the Death Benefit Option is changed from Option B to Option A, the Face Amount will increase to $550,000, and the Unadjusted Death Benefit and Net Amount at Risk would remain the same.


         If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance, National Life will not effect the change.

         A change in the Death Benefit Option may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page ____).


      How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Accumulated Value in the following circumstances. The Death Benefit under Option A will vary with the Accumulated Value whenever the specified percentage of Accumulated Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Accumulated Value because the Unadjusted Death Benefit equals the greater of (a) the Face Amount plus the Accumulated Value and (b) the Accumulated Value multiplied by the specified percentage.



ABILITY TO ADJUST FACE AMOUNT

         Subject to certain limitations, an Owner may generally, at any time after the first Policy Year, increase or decrease the Policy's Face Amount by submitting a written application to National Life. The effective date of an increase will be the Monthly Policy Date on or next following National Life's approval of the request, and the effective date of a decrease is the Monthly Policy Date on or next following the date that National Life receives the written request. Employee benefit plan Policies may adjust the Face Amount even in Policy Year 1. An increase in Face Amount may have federal tax consequences. (See "Tax Treatment Of Policy Benefits," Page ___). The effect of changes in Face Amount on Policy charges, as well as other considerations, are described below.

         Increase. A request for an increase in Face Amount may not be for less than $25,000, or such lesser amount required in a particular state (except that the minimum for employee benefit plans is $2000). The Owner may not increase the Face Amount after the Insured's Attained Age 85. To obtain the increase, the Owner must submit an application for the increase and provide evidence satisfactory to National Life of the Insured's insurability.

         On the effective date of an increase, and taking the increase into account, the Cash Surrender Value must be equal to the Monthly Deductions then due. If the Cash Surrender Value is not sufficient, the increase will not take effect until the Owner makes a sufficient additional premium payment to increase the Cash Surrender Value.


      An increase in the Face Amount will generally affect the total Net Amount at Risk which will increase the monthly Cost of Insurance Charges. In addition, the Insured may be in a different Rate Class as to the increase in insurance coverage. An increase in premium payment or frequency may be appropriate after an increase in Face Amount. (See "Cost of Insurance," Page ___).


         Decrease. The amount of the Face Amount after a decrease cannot be less than 75% of the largest Face Amount in force at any time in the twelve months immediately preceding National Life's receipt of the request. The Face Amount after any decrease may not be less than the Minimum Face Amount, which is generally currently $50,000. To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Internal Revenue Code, National Life will not effect the decrease.

         A decrease in the Face Amount generally will decrease the total Net Amount at Risk, which will decrease an Owner's monthly Cost of Insurance Charges.


      For purposes of determining the Cost of Insurance Charge, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the increase in Face Amount provided by the most recent increase; (b) the next most recent increases, in inverse chronological order; and (c) the Initial Face Amount.



HOW THE DURATION OF THE POLICY MAY VARY

         The Policy will remain in force as long as the Cash Surrender Value of the Policy is sufficient to pay the Monthly Deductions and the charges under the Policy. When the Cash Surrender Value is insufficient to pay the charges and the Grace Period expires without an adequate premium payment by the Owner, the Policy will lapse and terminate without value. Notwithstanding the foregoing, during the first five Policy Years the Policy will not lapse if, as of the Monthly Policy Date that the Cash Surrender Value of the Policy first becomes insufficient to pay the charges, the Minimum Guarantee Premium has been paid. The Owner has certain rights to reinstate the Policy. (See "Reinstatement," Page ___).

         In addition, an optional Guaranteed Death Benefit Rider is available which will guarantee that the Policy will not lapse prior to age 70, or 20 years from the Date of Issue of the Policy, if longer, regardless of investment performance, if the Minimum Guarantee Premium has been paid as of each Monthly Policy Date.

ACCUMULATED VALUE

         The Accumulated Value is the total amount of value held under the Policy at any time. It is equal to the sum of the Policy's values in the Separate Account and the General Account. The Accumulated Value minus any applicable Surrender Charge, and minus any outstanding Policy loans and accrued interest, is equal to the Cash Surrender Value. There is no guaranteed minimum for the portion of the Accumulated Value in any of the Subaccounts of the Separate Account and, because the Accumulated Value on any future date depends upon a number of variables, it cannot be predetermined.

         The Accumulated Value and Cash Surrender Value will reflect the Net Premiums paid, investment performance of the chosen Subaccounts of the Separate Account, the crediting of interest on non-loaned Accumulated Value in the General Account and amounts held as Collateral in the General Account, any transfers, any Withdrawals, any loans, any loan repayments, any loan interest paid, and charges assessed in connection with the Policy.

         Determination of Number of Units for the Separate Account. Amounts allocated, transferred or added to a Subaccount of the Separate Account under a Policy are used to purchase units of that Subaccount; units are redeemed when amounts are deducted, transferred or withdrawn. The number of units a Policy has in a Subaccount equals the number of units purchased minus the number of units redeemed up to such time. For each Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

         Determination of Unit Value. The unit value of a Subaccount is equal to the unit value on the immediately preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount on that Valuation Day.

         Net Investment Factor. Each Subaccount of the Separate Account has its own Net Investment Factor. The Net Investment Factor measures the daily investment performance of the Subaccount. The factor will increase or decrease, as appropriate, to reflect net investment income and capital gains or losses, realized and unrealized, for the securities of the underlying portfolio or series.

         The asset charge for mortality and expense risks will be deducted in determining the applicable Net Investment Factor. (See "Charges and Deductions
- Mortality and Expense Risk Charge," Page __).

         Calculation of Accumulated Value. The Accumulated Value is determined first on the Date of Issue and thereafter on each Valuation Day. On the Date of Issue, the Accumulated Value will be the Net Premiums received, plus any earnings prior to the Date of Issue, less any Monthly Deductions due on the Date of Issue. On each Valuation Day after the Date of Issue, the Accumulated Value will be:

         (1) The aggregate of the values attributable to the Policy in the Separate Account, determined by multiplying the number of units the Policy has in each Subaccount of the Separate Account by such Subaccount's unit value on that date; plus

         (2) The value attributable to the Policy in the General Account (See "The General Account," Page___).

PAYMENT AND ALLOCATION OF PREMIUMS

         Issuance of a Policy. In order to purchase a Policy, an individual must make application to National Life through a licensed National Life agent who is also a registered representative of Equity Services, Inc. ("ESI") or a broker/dealer having a Selling Agreement with ESI or a broker/dealer having a Selling Agreement with such a broker/dealer. If the Minimum Initial Premium is not submitted with the application, it must be submitted when the Policy is delivered. The Minimum Face Amount of a Policy under National Life's rules is generally $50,000; however, exceptions may be made for employee benefit plans.

         National Life reserves the right to revise its rules from time to time to specify a different Minimum Face Amount for subsequently issued policies. A Policy will be issued only on Insureds who have an Issue Age of 85 or less and who provide National Life with satisfactory evidence of insurability. Acceptance is subject to National Life's underwriting rules. National Life reserves the right to reject an application for any reason permitted by law. (See "Distribution of Policies," Page ___.)

         From the time the application for a Policy is signed until the time the Policy is issued, an applicant can, subject to National Life's underwriting rules, obtain temporary insurance protection, pending issuance of the Policy, by answering "no" to the Health Questions of the Receipt & Temporary Life Insurance Agreement and submitting (a) a complete Application including any medical questionnaire required, and (b) payment of the Minimum Initial Premium. The Minimum Initial Premium will equal two times the Minimum Monthly Premium.


         The amount of coverage under the Receipt & Temporary Life Insurance Agreement is the lesser of the Face Amount applied for or $1,000,000 ($100,000 in the case of proposed Insureds age 70 or over). Coverage under the agreement will end on the earliest of (a) the 90th day from the date of the agreement;
(b) the date that insurance takes effect under the Policy; (c) the date a policy, other than as applied for, is offered to the Applicant; (d) three days from the date National Life mails a notice of termination of coverage; (e) the time the Applicant first learns that the Company has terminated the temporary life insurance; or (f) the time the Applicant withdraws the application for life insurance.

         Amount and Timing of Premiums. Each premium payment must be at least $50. Subject to certain limitations described below, an Owner has considerable flexibility in determining the amount and frequency of premium payments.


      At the time of application, each Owner will select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payments. The Owner may request National Life to send a premium reminder notice at the specified interval. The Owner may change the Planned Periodic Premium frequency and amount. Also, under a "Check-O-Matic" plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being "billed."



      The Owner is not required to pay the Planned Periodic Premiums in accordance with the specified schedule. The Owner may pay premiums in any amount (subject to the $50 minimum and the limitations described in the next section), frequency and time period. Payment of the Planned Periodic Premiums will not, however, guarantee that the Policy will remain in force (except that if such premiums are at least equal to the Minimum Guarantee Premium, then the Policy will remain in force for at least 5 years, or for the period covered by the Guaranteed Death Benefit Rider if such Rider is purchased). Instead, the duration of the Policy depends upon the Policy's Cash Surrender Value. Thus, even if Planned Periodic Premiums are paid, the Policy will lapse whenever the Cash Surrender Value is insufficient to pay the Monthly Deductions and any other charges under the Policy and if a Grace Period expires without an adequate payment by the Owner (unless the Policy is in its first five years, or the Guaranteed Death Benefit Rider has been purchased and remains applicable, in either case so long as the Minimum Guarantee Premium has been paid).



      Any payments made while there is an outstanding Policy loan will be applied as premium payments rather than loan repayments, unless National Life is notified in writing that the amount is to be applied as a loan repayment. No premium payments may be made after the Insured reaches Attained Age 99. However, loan repayments will be permitted after Attained Age 99.


         Higher premium payments under Death Benefit Option A, until the applicable percentage of Accumulated Value exceeds the Face Amount, will generally result in a lower Net Amount at Risk, and lower Cost of Insurance Charges against the Policy. Conversely, lower premium payments in this situation will result in a higher Net Amount at Risk, which will result in higher Cost of Insurance Charges under the Policy.

         Under Death Benefit Option B, until the applicable percentage of Accumulated Value exceeds the Face Amount plus the Accumulated Value, the level of premium payments will not affect the Net Amount at Risk. (However, both the Accumulated Value and Death Benefit will be higher if premium payments are higher, and lower if premium payments are lower.)

         Under either Death Benefit Option, if the Unadjusted Death Benefit is the applicable percentage of Accumulated Value, then higher premium payments will result in higher Net Amount at Risk, and higher Cost of Insurance Charges. Lower premium payments will result in lower Net Amount at Risk, and lower Cost of Insurance Charges.


      Premium Limitations. With regard to a Policy's inside build-up, the Internal Revenue Code of 1986 (the "Code") provides for exclusion of the Unadjusted Death Benefit from gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premiums paid under a Policy exceed such limits. If at any time a premium is paid which would result in total premiums exceeding such limits, National Life will only accept that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy. The excess will be promptly refunded, and in the cases of premiums paid by check, after such check has cleared. If there is an outstanding loan on the Policy, the excess may instead be applied as a loan repayment. Even if total premiums were to exceed the maximum premium limitations established by the Code, the excess of (a) a Policy's Unadjusted Death Benefit over (b) the Policy's Cash Surrender Value plus outstanding Policy loans and accrued interest, would still be excludable from gross income under the Code.

         The maximum premium limitations set forth in the Code depend in part upon the amount of the Unadjusted Death Benefit at any time. As a result, any Policy changes which affect the amount of the Unadjusted Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations. To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, National Life will not effect such change. (See "Federal Income Tax Considerations," Page ___).

         Unless the Insured provides satisfactory evidence of insurability, National Life reserves the right to limit the amount of any premium payment if it increases the Unadjusted Death Benefit more than it increases the Accumulated Value.


      Allocation of Net Premiums.  The Net Premium equals the premium paid less the Premium Tax Charge. In the application for the Policy, the Owner will indicate how Net Premiums should be allocated among the Subaccounts of the Separate Account and/or the General Account, and such allocations may be changed at any time by the Owner by written notice to National Life at its Home Office, or if the telephone transaction privilege has been elected, by
telephone instructions (See "Telephone Transaction Privilege," Page   ).  The
percentages of each Net Premium that may be allocated to any Subaccount must be in whole numbers of not less than 5%, and the sum of the allocation percentages must be 100%. Except in the circumstances described in the following paragraph, National Life will allocate the Net Premiums as of the Valuation Date it receives such premium at its Home Office, based on the allocation percentages then in effect.



      Any portion of the Initial Premium and any subsequent premiums received by National Life before National Life receives at its Home Office a signed delivery receipt for the Policy and for a 10 day period beginning with the date of such signed delivery receipt, which are to be allocated to the Separate Account will be allocated to the Money Market Subaccount. At the end of such period, National Life will allocate the amount in the Money Market Subaccount to each of the Subaccounts selected in the application based on the proportion that the allocation percentage set forth in the application for such Subaccount bears to the sum of the Separate Account premium allocation percentages.



      For example, assume a Policy was issued with Net Premiums to be allocated 25% to the Managed Subaccount, 25% to the Bond Subaccount and 50% to the General Account. During the period stated above, 50% (25% + 25%) of the Net Premiums will be allocated to the Money Market Subaccount. At the end of such period, 50% (25% / 50%) of the amount in the Money Market Subaccount will be transferred to the Managed Subaccount and 50% to the Bond Subaccount.


      The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk. Owners should periodically review their allocation percentages in light of market conditions and the Owner's overall financial objectives.

      Transfers. The Owner may transfer the Accumulated Value between and among the Subaccounts of the Separate Account and the General Account by making a written transfer request to National Life, or if the telephone transaction privilege has been elected, by telephone instructions to National Life (See
"Telephone Transaction Privilege," Page   ).  Transfers between and among the
Subaccounts of the Separate Account and the General Account are made as of the Valuation Day that the request for transfer is received at the Home Office.
The Owner may, at any time, transfer all or part of the amount in one of the Subaccounts of the Separate Account to another Subaccount and/or to the General Account. (For transfers from the General Account to the Separate Account, see "Transfers from General Account," Page ___).

         Currently an unlimited number of transfers are permitted without charge, and National Life has no current intent to impose a transfer charge in the foreseeable future. However, National Life reserves the right, upon prior notice to Policy Owners, to change this policy so as to deduct a $25 transfer charge from each transfer in excess of the fifth transfer during any one Policy Year. All transfers requested during one Valuation Period are treated as one transfer transaction. If a transfer charge is adopted in the future, transfers resulting from Policy loans, the exercise of Special Transfer Rights (see "Policy Rights - Special Transfer Rights, Page ____), and the reallocation from the Money Market Subaccount following the 10-day period after the Date of Issue, will not be subject to a transfer charge and will not count against the five free transfers in any Policy Year. Under present law, transfers are not taxable transactions.



      Policy Lapse. The failure to make a premium payment will not itself cause a Policy to lapse. Lapse will only occur when the Cash Surrender Value is insufficient to cover the Monthly Deductions and other charges under the Policy and the Grace Period expires without a sufficient payment. During the first five Policy Years, the Policy will not lapse so long as the Minimum Guarantee Premium has been paid.



      In addition, if the Owner has elected at issue the Guaranteed Death Benefit Rider, and has paid the Minimum Guarantee Premium as of each Monthly Policy Date, the Policy will not lapse prior to the Insured's Attained Age 70, or 20 years from the Date of Issue of the Policy if longer, regardless of whether the Cash Surrender Value is sufficient to cover the Monthly Deductions. See "Optional Benefits - Guaranteed Death Benefit", Page _______



      The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by National Life. The Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period. In order to prevent lapse, the Owner must during the Grace Period make a premium payment equal to the sum of any amount by which the past Monthly Deductions have been in excess of Cash Surrender Value, plus three times the Monthly Deduction due the date the Grace Period began. The notice sent by National Life will specify the payment required to keep the Policy in force. Failure to make a payment at least equal to the required amount within the Grace Period will result in lapse of the Policy without value.



      Reinstatement. A Policy that lapses without value may be reinstated at any time within five years (or longer period required in a particular state) after the beginning of the Grace Period by submitting evidence of the Insured's insurability satisfactory to National Life and payment of an amount sufficient to provide for two times the Monthly Deduction due on the date the Grace Period began plus three times the Monthly Deduction due on the effective date of reinstatement, which is the Monthly Policy Date on or next following the date the reinstatement application is approved. Upon reinstatement, the Accumulated Value will be based upon the premium paid to reinstate the Policy and the Policy will be reinstated with the same Date of Issue as it had prior to the lapse. Neither the five year no lapse guarantee nor the Death Benefit Guarantee Rider may be reinstated.


                             CHARGES AND DEDUCTIONS

         Charges will be deducted in connection with the Policy to compensate National Life for (a) providing the insurance benefits set forth in the Policy;
(b) administering the Policy; (c) assuming certain risks in connection with the Policy; and (d) incurring expenses in distributing the Policy.

PREMIUM TAX CHARGE

         A deduction of 3.25% of the premium will be made from each premium payment prior to allocation of Net Premiums, to cover state premium taxes and the federal DAC Tax. For qualified employee benefit plans, the deduction will be 2.0% of each premium rather than 3.25%.


      The federal DAC Tax is a tax attributable to certain "policy acquisition expenses" under Internal Revenue Code Section 848. Section 848 in effect accelerates the realization of income National Life receives from the Policies, and therefore the payment of federal income taxes on that income. The economic consequence of Section 848 is, therefore, an increase in the tax burden borne by National Life that is attributable to the Policies. National Life believes that the DAC Tax charge is reasonable in relation to National Life's increased tax burden as a result of Section 848.


SURRENDER CHARGES

         A Surrender Charge, which consists of a Deferred Administrative Charge and a Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time before the end of the fifteenth Policy Year.


         This Surrender Charge is designed partially to compensate National Life for the cost of administering and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, and any advertising and underwriting costs. National Life does not expect the Surrender Charge to cover all of these costs. To the extent the Surrender Charge does not, National Life will cover the short-fall from its General Account assets, which may include profits from the Mortality and Expense Risk Charge.



         Deferred Administrative Charge. The Deferred Administrative Charge varies by Issue Age, and is based on Initial Face Amount. After the first five Policy Years, it declines linearly by Policy Month until the end of Policy Year 15, when it becomes zero. Charges per $1,000 of Face Amount for sample Issue Ages are shown below:



         Sample
         Issue Age                    Charge per $1000 of Initial Face Amount
         ---------                    ---------------------------------------
           0-5                                    None
            10                                   $0.50
            15                                   $1.00
            20                                   $1.50
          25-85                                  $2.00



         For Issue Ages not shown, the charge will increase by a ratable portion for each full year. The Deferred Administrative Charge has been designed to cover actual expenses for the issue and underwriting of Policies, and is not intended to produce a profit.



         Deferred Sales Charge. The Deferred Sales Charge will not exceed the Maximum Deferred Sales Charge specified in the Policy. During Policy Years 1 through 5, this maximum equals 50% of the Surrender Charge target premium (which is an amount, based on the Initial Face Amount, Issue Age, sex and Rate Class of the Insured, used solely for the purpose of calculating the Deferred Sales Charge) for the Face Amount. Thereafter, the 50% declines linearly by month through the 180th month, after which it is zero. The Maximum Deferred Sales Charge will also be subject to the maximum imposed by New York State law, where applicable. The Deferred Sales Charge actually imposed will equal the lesser of this maximum and an amount equal to 30% of the premiums actually received up to one Surrender Charge target premium, plus 10% of all premiums paid in excess of this amount but not greater than twice this amount, plus 9% of all premiums paid in excess of twice this amount.



                 To illustrate the calculation of a Policy's Surrender Charge, assume that the Policy is issued to a male nonsmoker, Issue Age 45, with a Face Amount of $100,000. Assume that the Surrender Charge target premium ("SCTP") is $1,652, the initial Maximum Deferred Sales Charge is $826 (50% of $1,652) and the Insured pays annual premiums of $1,500 at the beginning of each Policy Year. This example will illustrate surrenders in the first five Policy Years and in the first month of the eighth Policy Year.



                 Deferred Administrative Charge. The Deferred Administrative Charge for the first five Policy Years is $200. This is calculated by applying the charge of $2.00 per $1,000 of Face Amount for Issue Age 45 from the schedule above to the Face Amount of $100,000 ($2.00 x (100,000/1,000)). The Deferred
                 Administrative Charge reduces linearly by

                 Policy Month in Policy Years 6 through 15. Linear reduction is equivalent to a reduction each month of 1/121st of the initial charge. For example, the Deferred Administrative Charge in the first month of the eighth Policy Year (the 25th month after the end of the 5th Policy Year) will be $158.68 ($200 - ($200 x (25/121)). After completion of the 15th Policy Year, the Deferred Administrative Charge is zero. The schedule of Deferred Administrative Charges in effect for the first fifteen Policy Years is shown in the Policy.



                 Deferred Sales Charge. The Deferred Sales Charge is the lesser of the Maximum Deferred Sales Charge and an amount calculated based on the Insured's actual premium payments.
                 The Maximum Deferred Sales Charge in effect for the first five Policy Years is $826. The Maximum Deferred Sales Charge reduces linearly by month in Policy Years 6 through 15.
                 Linear reduction is equivalent to a reduction each month of 1/121st of the initial charge. For example, the Maximum Deferred Sales Charge in the first month of the 8th Policy Year (the 25th month after the end of the 5th Policy Year) will be $655.34 ($826 - ($826 x (25/121))). After the completion of the 15th Policy Year, the Maximum Deferred Sales Charge is $0. The schedule of Maximum Deferred Sales Charges in effect for the first fifteen Policy Years is shown in the Policy.




                 The Maximum Deferred Sales Charge is compared to an amount calculated as a function of premiums actually paid and the SCTP. The amount is calculated as the sum of 30% of premiums paid up to the first SCTP ($1,652), 10% of premiums paid in excess of the first SCTP but not more than two SCTP's (from $1,653 to $3,304), and 9% of premiums paid in excess of two SCTP's (above $3,304). As an example, the calculated amounts in Policy Years 1 through 5 and Policy Year 8 would be as follows:






-----------------------------------------------------------------------------------------------------------------
                                                 Amount at 10%
Policy    Cumulative    Amount at 30%            (From $1,653              Amount at 9%
Year      Premiums      (Below $1,652)           to $3,304)                (Above $3,304)           Total
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
1         $ 1,500       $1,500x.30=$450.00               -                          -               $  450.00
-----------------------------------------------------------------------------------------------------------------
2         $ 3,000       $1,652x.30=$495.60       $1,348x.10=$134.80                 -               $  630.40
-----------------------------------------------------------------------------------------------------------------
3         $ 4,500       $1,652x.30=$495.60       $1,652x.10=$165.20        $1,196x.09=$107.64       $  768.44
-----------------------------------------------------------------------------------------------------------------
4         $ 6,000       $1,652x.30=$495.60       $1,652x.10=$165.20        $2,696x.09=$242.64       $  903.44
-----------------------------------------------------------------------------------------------------------------
5         $ 7,500       $1,652x.30=$495.60       $1,652x.10=$165.20        $4,196x.09=$377.64       $1,038.44
-----------------------------------------------------------------------------------------------------------------
8         $12,000       $1,652x.30=$495.60       $1,652x.10=$165.20        $8,696x.09=$782.64       $1,443.44
-----------------------------------------------------------------------------------------------------------------

         The total calculated amount would be compared to the Maximum Deferred Sales Charge to determine the applicable Deferred Sales Charge. For example, the Deferred Sales Charge in the first five years would be the following:



------------------------------------------------------------------------------------------------------------------
                                  (A)                               (B)
------------------------------------------------------------------------------------------------------------------

                                                          Maximum Deferred              Deferred Sales Charge
   Policy Year            Calculated Amount               Sales Charge                  (Lesser of (A) and (B)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
         1                     $  450.00                       $826.00                        $450.00
------------------------------------------------------------------------------------------------------------------
         2                     $  630.40                       $826.00                        $630.40
------------------------------------------------------------------------------------------------------------------
         3                     $  768.44                       $826.00                        $768.44
------------------------------------------------------------------------------------------------------------------
         4                     $  903.44                       $826.00                        $826.00
------------------------------------------------------------------------------------------------------------------
         5                     $1,038.44                       $826.00                        $826.00
------------------------------------------------------------------------------------------------------------------




                 In this example, the charge based on SCTP is less than the Maximum Deferred Sales Charge until the fourth Policy Year. Thereafter, the Maximum Deferred Sales Charge is less than the charge based on SCTP. For example, the Deferred Sales Charge in the first month of the eighth Policy Year will be the Maximum Deferred Sales Charge of $655.34 (calculated above) since this is less than $1,443.44 (the calculated amount based on premiums paid).


MONTHLY DEDUCTIONS


         Charges will be deducted from the Accumulated Value on the Date of Issue and on each Monthly Policy Date to compensate National Life for administrative expenses and for the insurance coverage provided by the Policy. The Monthly Deduction consists of three components - (a) the Cost of Insurance Charge, (b) the Monthly Administrative Charge, and (c) the cost of any additional benefits provided by Rider. Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from Policy Month to Policy Month, the Monthly Deduction may vary in amount from Policy Month to Policy Month. The Monthly Deduction will be deducted on a pro rata basis from the Subaccounts of the Separate Account and the General Account, unless the Owner has elected at the time of application, or later requests in writing, that the Monthly Deduction be made from the Money Market Subaccount. If a Monthly Deduction cannot be made from the Money Market Subaccount, where that has been elected, the amount of the deduction in excess of the Accumulated Value available in the Money Market Subaccount will be made on a pro rata basis from Accumulated Value in the Subaccounts of the Separate Account and the General Account.



         Cost of Insurance Charge. Because the Cost of Insurance Charge depends upon several variables, the cost for each Policy Month can vary. National Life will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each Policy Month.



         The Net Amount at Risk on any Monthly Policy Date is the amount by which the Unadjusted Death Benefit on that Monthly Policy Date, adjusted by a factor, exceeds the Accumulated Value. This factor is 1.00327234, and is used to reduce the Net Amount at Risk, solely for purposes of computing the Cost of Insurance Charge, by taking into account assumed monthly earnings at an annual rate of 4%.

The Net Amount at Risk is determined separately for the Initial Face Amount and any increases in Face Amount. In determining the Net Amount at Risk for each increment of Face Amount, the Accumulated Value is first considered part of the Initial Face Amount. If the Accumulated Value exceeds the Initial Face Amount, it is considered as part of any increases in Face Amount in the order such increases took effect.


         A cost of insurance rate is also determined separately for the Initial Face Amount and any increases in Face Amount. In calculating the Cost of Insurance Charge, the rate for the Rate Class on the Date of Issue is applied to the Net Amount at Risk for the Initial Face Amount. For each increase in Face Amount, the rate for the Rate Class applicable to the increase is used. If, however, the Unadjusted Death Benefit is calculated as the Accumulated Value times the specified percentage, the rate for the Rate Class for the Initial Face Amount will be used for the amount of the Unadjusted Death Benefit in excess of the total Face Amount.


         Any change in the Net Amount at Risk will affect the total Cost of Insurance Charges paid by the Owner.


         Cost of Insurance Rate. The guaranteed maximum cost of insurance rates are set forth in the Policy, and will depend on the Insured's Attained Age, sex, Rate Class, and the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Table. For Policies issued in states which require "unisex" policies or in conjunction with employee benefit plans, the guaranteed maximum cost of insurance rate will depend on the Insured's Attained Age, Rate Class and the 1980 Commissioners Standard Ordinary Mortality Tables NB and SB. The actual cost of insurance rates used ("current rates") will depend on the Insured's Issue Age, sex, and Rate Class, as well as the Policy's Duration and size. Current cost of insurance rates generally decline as the Policy's Duration and size increase, other factors being equal. National Life periodically reviews the adequacy of its current cost of insurance rates and may adjust their level. However, they will never exceed guaranteed maximum cost of insurance rates. Any change in the current cost of insurance rates will apply to all persons of the same Issue Age, sex, and Rate Class, and with Policies of the same Duration and size.


         Policies may also be issued on a guaranteed issue basis, where no medical underwriting is required prior to issuance of a Policy. Current cost of insurance rates for Policies issued on a guaranteed issue basis may be higher than current cost of insurance rates for healthy Insureds who undergo medical underwriting.


         Rate Class. The Rate Class of the Insured will affect the guaranteed and current cost of insurance rates. National Life currently places Insureds into preferred nonsmoker, standard nonsmoker, smoker, juvenile classes, and substandard classes. Smoker, juvenile, and substandard classes reflect higher mortality risks. In an otherwise identical Policy, an Insured in a preferred or standard class will have a lower Cost of Insurance Charge than an Insured in a substandard class with higher mortality risks. Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers.



         Since the nonsmoker designation is not available for Insureds under Attained Age 20, shortly before an Insured attains age 20, National Life will notify the Insured about possible classification as a nonsmoker and direct the Insured to his or her agent to initiate a change in Rate Class. If the Insured either does not initiate a change in Rate Class or does not qualify as a nonsmoker, guaranteed cost of insurance rates will remain as shown in the Policy. However, if the Insured qualifies as a nonsmoker, the guaranteed and current cost of insurance rates will be changed to reflect the nonsmoker classification.


         Current cost of insurance rates will also vary by Policy size, in the following bands: those with Unadjusted Death Benefits less than $250,000; those with Unadjusted Death Benefits between $250,000 and $999,999, inclusive; and those with Unadjusted Death Benefits of $1,000,000 and over. Cost of insurance rates will be lower as the Policy size band is larger.

         Monthly Administrative Charge. National Life administers the Policy and the Separate Account and, therefore, will incur certain ordinary administrative expenses. National Life therefore assesses a Monthly Administrative Charge. The Monthly Administrative Charge of $7.50 will be deducted from the Accumulated Value on the Date of Issue and each Monthly Policy Date as part of the Monthly Deduction. This charge is intended to reimburse National Life for ordinary administrative expenses expected to be incurred, including record keeping, processing claims and certain Policy changes, preparing and mailing reports, and overhead costs, and is not intended to produce a profit.


         Optional Benefit Charges. The Monthly Deduction will include charges for any additional benefits added to the Policy. The monthly charges will be specified in the applicable Rider. The available Riders are listed under
"Optional Benefits", on page     below.


         Bonus. National Life currently intends to reduce the Monthly Deductions starting in the eleventh Policy Year by an amount equal to 0.50% per annum of the Accumulated Value in the Separate Account. This bonus is not guaranteed, however, and will only be continued if National Life's mortality and expense experience with the Policies justifies such continuation. National Life will notify the Owner before the commencement of the eleventh Policy Year if it intends to discontinue this practice.



         The bonus is calculated on each Monthly Policy Date as .041572% (the monthly equivalent of 0.50% per annum) of the Accumulated Value in the Separate Account on the just prior Monthly Policy Date. For example, if the Accumulated Value in the Separate Account on the just prior Monthly Policy Date is $10,000, then the bonus calculated for the current Monthly Policy Date will be $4.16 ($10,000 X .00041572). To calculate the Monthly Deduction for the current Monthly Policy Date, the $4.16 bonus is netted against the Monthly Deductions for Cost of Insurance, the Monthly Administrative Charge, and charges for any Optional Benefits.


WITHDRAWAL CHARGE


         At the time of a Withdrawal, National Life will assess a charge equal to the lesser of 2% of the Withdrawal amount and $25. This Withdrawal Charge will be deducted from the Withdrawal amount. The Withdrawal Charge is intended to reimburse National Life for expenses incurred in processing Withdrawals, and is not intended to produce a profit.


TRANSFER CHARGE


         Currently, unlimited transfers are permitted among the Subaccounts, or from the Separate Account to the General Account, and transfers from the General Account to the Separate Account are permitted within the limits
described on page   , in each case without charge.  National Life has no
present intention to impose a transfer charge in the foreseeable future. However, National Life reserves the right to impose in the future a transfer charge of $25 on each transfer in excess of five transfers in any Policy Year. The Transfer Charge would be imposed to compensate National Life for the costs of processing such transfers, and would not be designed to produce a profit.


         If imposed, the transfer charge will be deducted from the amount being transferred. All transfers requested on the same Valuation Day are treated as one transfer transaction. Any future transfer charge will not apply to transfers resulting from Policy loans, the exercise of special transfer rights, the initial reallocation of account values from the Money Market Subaccount to other Subaccounts, and any transfers made pursuant to the Dollar Cost Averaging and Portfolio Rebalancing features. These transfers will not count against the five free transfers in any Policy Year.

PROJECTION REPORT CHARGE

         National Life may impose a charge for each projection report requested by the Owner. This report will project future values and future Death Benefits for the Policy. National Life will notify the Owner in advance of the amount of the charge, and the Owner may elect to pay the charge in advance. If not paid in advance, this charge will be allocated among and deducted from the Subaccounts of the Separate Account and/or the General Account in proportion to their respective Accumulated Values on the date of the deduction. The charge would be imposed to reimburse National Life for its expenses in preparing the projection reports, and would not be intended to produce a profit.


MORTALITY AND EXPENSE RISK CHARGE

         A daily charge will be deducted from the value of the net assets of the Separate Account to compensate National Life for mortality and expense risks assumed in connection with the Policy. This charge will be deducted at an annual rate of 0.90% (or a daily rate of .0024548%) of the average daily net assets of each Subaccount of the Separate Account. The mortality risk assumed by National Life is that Insureds may live for a shorter time than projected and, therefore, greater death benefits than expected will be paid in relation to the amount of premiums received. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policy.

         If the Mortality and Expense Risk Charge proves insufficient, National Life will provide for all Death Benefits and expenses and any loss will be borne by National Life. Conversely, National Life will realize a gain from this charge to the extent all money collected from this charge is not needed to provide for benefits and expenses under the Policies.

OTHER CHARGES

         The Separate Account purchases shares of the Funds at net asset value. The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Funds' Portfolios. The fees and expenses for the Funds and their Portfolios are described briefly in connection with a general description of each Fund.

         More detailed information is contained in the Funds Prospectuses which are attached to or accompany this Prospectus.

                                 POLICY RIGHTS

LOAN PRIVILEGES


         General. The Owner may at any time after the first anniversary of the Date of Issue borrow money from National Life using the Policy as the only security for the loan. The Owner may obtain Policy loans while the Policy is in force in an amount not exceeding the Policy's Cash Surrender Value on the date of receipt of the loan request, minus three times the Monthly Deduction for the most recent Monthly Policy Date. While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest. Loans may be taken by making a written request to National Life at its Home Office, or, if the telephone transaction privilege has been elected, by providing telephone instructions to National Life at its Home Office. Loan proceeds will be paid within seven days of a valid loan request (See "Telephone Transaction
Privilege," Page    ).  National Life limits the amount of a Policy loan taken pursuant to telephone instructions to $10,000.


         Interest Rate Charged. The interest rate charged on Policy loans will be at the fixed rate of 6% per year. Interest is charged from the date of the loan and is due at the end of each Policy Year. If interest is not paid when due, it will be added to the loan balance and bear interest at the same rate.

         Allocation of Loans and Collateral. When a Policy loan is taken, Accumulated Value is held in the General Account as Collateral for the Policy loan. Accumulated Value is taken from the Subaccounts of the Separate Account based upon the instructions of the Owner at the time the loan is taken. If specific allocation instructions have not been received from the Owner, the Policy loan will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Separate Account. If the Accumulated Value in one or more of the Subaccounts is insufficient to carry out the Owner's instructions, the loan will not be processed until further instructions are received from the Owner. Non-loaned Accumulated Value in the General Account will become Collateral for a loan only to the extent that the Accumulated Value in the Separate

Account is insufficient. Any loan interest due and unpaid will be allocated among and transferred first from the Subaccounts of the Separate Account in proportion to the Accumulated Values held in the Subaccounts, and then from the non-loaned portion of the General Account.


         The Collateral for a Policy loan will initially be the loan amount. Any loan interest due and unpaid will be added to the Policy loan. National Life will take additional Collateral for such loan interest so added pro rata from the Subaccounts of the Separate Account, and then, if the amounts in the Separate Account are insufficient, from the non-loaned portion of the General Account, and hold the Collateral in the General Account. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.


         Interest Credited to Amounts Held as Collateral. As long as the Policy is in force, National Life will credit the amount held in the General Account as Collateral with interest at effective annual rates it determines, but not less than 4% or such higher minimum rate required under state law. The rate will apply to the calendar year which follows the date of determination.


         Bonus. In Policy Years 11 and thereafter, National Life currently intends to credit interest on amounts held in the General Account as Collateral at a rate 0.50% per annum higher than for similar amounts for Policies still in their first ten Policy Years. This bonus is not guaranteed, however, and upon prior notice to Owners National Life may, in its sole discretion, decide not to credit the bonus.



         Preferred Policy Loans. National Life currently intends, but is not obligated to continue, to make preferred Policy loans available, on the later of the Insured's Attained Age 65 and the beginning of Policy Year 21, in maximum amounts of 5% of Accumulated Value per year, subject to a cumulative maximum of 50% of Accumulated Value. For such preferred Policy loans amounts held as Collateral in the General Account will be credited with interest at an annual rate of 6%. If both preferred and non-preferred loans exist at the same time, any loan repayment will be applied first to the non-preferred loan. Preferred loans may not be treated as indebtedness for federal income tax purposes. However, National Life is not obligated to continue to make preferred loans available, and will make such loans available in its sole discretion.



         Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Accumulated Value and the Cash Surrender Value, and may permanently affect the Death Benefit under the Policy. The effect on the Accumulated Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Accumulated Value in the General Account not held as Collateral is less than or greater than the interest being credited on the amounts held as Collateral in the General Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate on Collateral is less than the investment experience of assets held in the Separate Account and interest credited to the Accumulated Value in the General Account not held as Collateral. The longer a loan is outstanding, the greater the effect a Policy loan is likely to have. The Death Benefit will be reduced by the amount of any outstanding Policy loan.



         Loan Repayments. National Life will assume that any payments made while there is an outstanding loan on the Policy are premium payments, rather than loan repayments, unless it receives written instructions that a payment is a loan repayment. In the event of a loan repayment, the amount held as Collateral in the General Account will be reduced by an amount equal to the repayment, and such amount will be transferred to the Subaccounts of the Separate Account and to the non-loaned portion of the General Account based on the Net Premium allocations in effect at the time of the repayment.


         Lapse With Loans Outstanding. The amount of an outstanding loan under a Policy plus any accrued interest on outstanding loans is not part of Cash Surrender Value. Therefore, the larger the amount of an outstanding loan, the more likely it is that the Policy could lapse. (See "How the Duration of the Policy May Vary," Page ___ and "Policy Lapse," Page ____.) In addition, if the Policy is not a

Modified Endowment Policy, lapse of the Policy with outstanding loans may result in adverse federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page ___.)


         Tax Considerations. Any loans taken from a "Modified Endowment Contract" will be treated as a taxable distribution. In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan that is included in income. (See "Distributions from Policies Classified as Modified Endowment Contracts," Page ___).


SURRENDER PRIVILEGE


         At any time before the death of the Insured, the Owner may surrender the Policy for its Cash Surrender Value. The Cash Surrender Value is the Accumulated Value minus any Policy loan and accrued interest and less any applicable Surrender Charge. The Cash Surrender Value will be determined by National Life on the Valuation Day it receives, at its Home Office, a written surrender request signed by the Owner, and the Policy. A surrender may not be requested over the telephone. Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request and the Policy to National Life. Surrender proceeds will ordinarily be mailed by National Life to the Owner within seven days of receipt of the request. (See "Other Policy Provisions - Payment of Policy Benefits", Page ____).


         A surrender may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page ___).

WITHDRAWAL OF CASH SURRENDER VALUE


         At any time before the death of the Insured and, except for employee benefit plans, after the first Policy Anniversary, the Owner may withdraw a portion of the Policy's Cash Surrender Value. The minimum amount which may be withdrawn is $500, except for employee benefit plans, where the minimum is $100. The maximum Withdrawal is the Cash Surrender Value on the date of receipt of the Withdrawal request, minus three times the Monthly Deduction for the most recent Monthly Policy Date. A Withdrawal Charge will be deducted from the amount of the Withdrawal. For a discussion of the Withdrawal Charge, see "Charges and Deductions - Withdrawal Charge" on page ____.


         The Withdrawal will be taken from the Subaccounts of the Separate Account based upon the instructions of the Owner at the time of the Withdrawal. If specific allocation instructions have not been received from the Owner, the Withdrawal will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Separate Account. If the Accumulated Value in one or more Subaccounts is insufficient to carry out the Owner's instructions, the Withdrawal will not be processed until further instructions are received from the Owner. Withdrawals will be taken from the General Account only to the extent that Accumulated Value in the Separate Account is insufficient.

         The effect of a Withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option in effect and whether the Unadjusted Death Benefit is based on the applicable percentage of Accumulated Value. (See "Death Benefit Options," Page ___.)

         Option A. The effect of a Withdrawal on the Face Amount and Unadjusted Death Benefit under Option A can be described as follows:


                 If the Face Amount divided by the applicable percentage of Accumulated Value exceeds the Accumulated Value just after the Withdrawal, a Withdrawal will reduce the Face Amount and the Unadjusted Death Benefit by the lesser of such excess and the amount of the Withdrawal.



                 For the purposes of this illustration (and the following illustrations of Withdrawals), assume that the Attained Age of the Insured is under 40 and there is no indebtedness. The applicable percentage is 250% for an Insured with an Attained Age under 40.

                 Under Option A, a contract with a Face Amount of $300,000 and an Accumulated Value of $30,000 will have an Unadjusted Death Benefit of $300,000. Assume that the Owner takes a Withdrawal of $10,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $9,975. The Withdrawal will reduce the Accumulated Value to $20,000 ($30,000 - $10,000) after the Withdrawal. The Face Amount divided by the applicable percentage is $120,000 ($300,000 / 2.50), which exceeds the Accumulated Value after the Withdrawal by $100,000 ($120,000 - $20,000). The lesser of this excess and the amount of the Withdrawal is $10,000, the amount of the Withdrawal. Therefore, the Unadjusted Death Benefit and Face Amount will be reduced by $10,000 to $290,000.


                 If the Face Amount divided by the applicable percentage of Accumulated Value does not exceed the Accumulated Value just after the Withdrawal, then the Face Amount is not reduced. The Unadjusted Death Benefit will be reduced by an amount equal to the reduction in Accumulated Value times the applicable percentage (or equivalently, the Unadjusted Death Benefit is equal to the new Accumulated Value times the applicable percentage).


                 Under Option A, a policy with a Face Amount of $300,000 and an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $375,000 ($150,000 x 2.50). Assume that the Owner takes a Withdrawal of $10,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $9,975. The Withdrawal will reduce the Accumulated Value to $140,000 ($150,000 - $10,000). The Face Amount divided by the applicable percentage is $120,000, which does not exceed the Accumulated Value after the withdrawal. Therefore, the Face Amount stays at $300,000 and the Unadjusted Death Benefit is $350,000 ($140,000 x 2.50).


         Option B. The Face Amount will never be decreased by a Withdrawal. A Withdrawal will, however, always decrease the Death Benefit.


                 If the Unadjusted Death Benefit equals the Face Amount plus the Accumulated Value, a Withdrawal will reduce the Accumulated Value by the amount of the Withdrawal and thus the Unadjusted Death Benefit will also be reduced by the amount of the Withdrawal.



                 Under Option B, a Policy with a Face Amount of $300,000 and an Accumulated Value of $90,000 will have an Unadjusted Death Benefit of $390,000 ($300,000 + $90,000). Assume the Owner takes a Withdrawal of $20,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $19,975. The Withdrawal will reduce the Accumulated Value to $70,000 ($90,000 - $20,000) and the Unadjusted Death Benefit to $370,000 ($300,000 + $70,000). The Face Amount is unchanged.


                 If the Unadjusted Death Benefit immediately prior to the Withdrawal is based on the applicable percentage of Accumulated Value, the Unadjusted Death Benefit will be reduced to equal the greater of
         (a) the Face Amount plus the Accumulated Value after deducting the amount of the Withdrawal and Withdrawal Charge and (b) the applicable percentage of Accumulated Value after deducting the amount of the Withdrawal.


                 Under Option B, a Policy with a Face Amount of $300,000 and an Accumulated Value of $210,000 will have an Unadjusted Death Benefit of $525,000 ($210,000 X 2.5). Assume the Owner takes a Withdrawal of $60,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $59,975. The Withdrawal will reduce the Accumulated Value to $150,000 ($210,000 - $60,000), and the Unadjusted Death Benefit to the greater of (a) the Face Amount plus the Accumulated Value, or $450,000 ($300,000 + $150,000) and (b) the Unadjusted Death
         Benefit based on the applicable percentage of the Accumulated Value, or $375,000 ($150,000 X 2.50). Therefore, the Unadjusted Death Benefit will be $450,000. The Face Amount is unchanged.

         Any decrease in Face Amount due to a Withdrawal will first reduce the most recent increase in Face Amount, then the most recent increases, successively, and lastly, the Initial Face Amount.

         Because a Withdrawal can affect the Face Amount and the Unadjusted Death Benefit as described above, a Withdrawal may also affect the Net Amount at Risk which is used to calculate the Cost of Insurance Charge under the Policy. (See "Cost of Insurance," Page ___). Since a Withdrawal reduces the Accumulated Value, the Cash Surrender Value of the Policy is reduced, thereby increasing the likelihood that the Policy will lapse. (See "Policy Lapse," Page ___). A request for Withdrawal may not be allowed if such Withdrawal would reduce the Face Amount below the Minimum Face Amount for the Policy. Also, if a Withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, National Life will not allow such Withdrawal.


         Withdrawals may be requested only by sending a written request, signed by the Owner, to National Life at its Home Office. A Withdrawal may not be requested over the telephone. A Withdrawal will ordinarily be paid within seven days of receipt at the Home Office of a valid Withdrawal request.


         A Withdrawal of Cash Surrender Value may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits", Page ___).

FREE-LOOK PRIVILEGE


         The Policy provides for a "free-look" period, during which the Owner may cancel the Policy receive a refund equal to the gross premiums paid on the Policy. This free-look period ends on the latest of: (a) 45 days after Part A of the application for the Policy is signed; (b) 10 days after the Owner receives the Policy; and (c) 10 days after National Life mails the Notice of Withdrawal Right to the Owner. To cancel the Policy, the Owner must return the Policy to National Life or to an agent of National Life within such time with a written request for cancellation.


TELEPHONE TRANSACTION PRIVILEGE

         If the telephone transaction privilege has been elected, either on the application for the Policy or by thereafter providing a proper written authorization to National Life, an Owner may effect changes in premium allocation, transfers, and loans of up to $10,000 by providing instructions to National Life at its Home Office over the telephone. National Life reserves the right to suspend telephone transaction privileges at any time, for any reason, if it deems such suspension to be in the best interests of Policy Owners.

         National Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If National Life follows these procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. National Life may be liable for any such losses if those reasonable procedures are not followed. The procedures to be followed for telephone transfers will include one or more of the following: requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

SPECIAL TRANSFER RIGHTS

         Transfer Right for Policy. During the first two years following Policy issue, the Owner may, on one occasion, transfer the entire Accumulated Value in the Separate Account to the General Account, without regard to any limits on transfers or free transfers.

         Transfer Right for Change in Investment Policy. If the investment policy of a Subaccount of the Separate Account is materially changed, the Owner may transfer the portion of the Accumulated Value in such Subaccount to another Subaccount or to the General Account, without regard to any limits on transfers or free transfers.

AVAILABLE AUTOMATED FUND MANAGEMENT FEATURES

         National Life currently offers, at no charge to Owners, the following automated fund management features. However, National Life is not legally obligated to continue to offer these features, and although it has no current intention to do so, it may cease offering one or both such features at any time, after providing 60 days prior written notice to all Owners who are currently utilizing the features being discontinued.


         Dollar Cost Averaging. This feature permits an Owner to automatically transfer funds from the Money Market Subaccount to any other Subaccounts on a monthly basis. It may be elected at issue by marking the appropriate box on the initial application, and completing the appropriate instructions, or, after issue, by filling out similar information on a change request form and sending it to the Home Office.



         If this feature is elected, the amount to be transferred will be taken from the Money Market Subaccount and transferred to the Subaccount or Subaccounts designated to receive the funds, each month on the Monthly Policy Date (starting with the Monthly Policy Date next succeeding the date that the reallocation of the Accumulated Value out of the Money Market Subaccount and into the other Subaccounts would normally have occurred after expiration of the 10-day free look period after the Owner receives the Policy, or next succeeding the date of an election subsequent to purchase), until the amount in the Money Market Fund is depleted. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer which reduces the amount in the Money Market Subaccount to zero. An Owner may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office.


         This feature allows an Owner to move funds into the various investment types on a more gradual and systematic basis than the frequency on which premiums are paid. The periodic investment of the same amount will result in higher numbers of units being purchased when unit prices are lower, and lower numbers of units being purchased when unit prices are higher. This will result, over time, in a lower cost per unit than the average of the unit costs on the days on which the automated purchases are made. This technique will not, however, assure a profit or protect against a loss in declining markets. Moreover, for the dollar cost averaging technique to be effective, amounts should be available for allocation from the Money Market Subaccount through periods of low price levels as well as higher price levels.


         Portfolio Rebalancing. This feature permits an Owner to automatically rebalance the value in the Subaccounts on a semi-annual basis, based on the Owner's premium allocation percentages in effect at the time of the rebalancing. It may be elected at issue by marking the appropriate box on the initial application, or, after issue, by completing a change request form and sending it to the Home Office.



         In Policies utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place which causes the percentages of the current values in each Subaccount to match the current premium allocation percentages, starting with the Monthly Policy Date six months after the Date of Issue, and then on each Policy Anniversary, and each Monthly Policy Date six months thereafter. Policies electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Valuation Date on or next following the date that the election is received at the Home Office, and subsequent rebalancing transfers will occur every six months from such date. An Owner may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to the Home Office.


         In the event that an Owner changes the Policy's premium allocation percentages, Portfolio Rebalancing will automatically be discontinued unless the Owner specifically directs otherwise.

         Portfolio rebalancing will result in periodic transfers out of Subaccounts that have had relatively favorable investment performance in relation to the other Subaccounts to which a Policy allocates premiums, and into Subaccounts which have had relatively unfavorable investment performance in relation to the other Subaccounts to which the Policy allocates premiums.

                              THE GENERAL ACCOUNT

         An Owner may allocate some or all of the Net Premiums and transfer some or all of the Accumulated Value to National Life's General Account. National Life credits interest on Net Premiums and Accumulated Value allocated to the General Account at rates declared by National Life (subject to a minimum guaranteed interest rate of 4%). The principal, after deductions, is also guaranteed. National Life's General Account supports its insurance and annuity obligations. All assets in the General Account are subject to National Life's general liabilities from business operations.

         The General Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Therefore, the General Account and the interests therein are generally not subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to this account which are included in this Prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES.


         The Accumulated Value not held as Collateral in the General Account is guaranteed to accumulate at a minimum effective annual interest rate of 4%. National Life may credit the non-loaned Accumulated Value in the General Account with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since National Life, in its sole discretion, anticipates changing the current interest rate from time to time, allocations to the General Account made at different times are likely to be credited with different current interest rates. An interest rate will be declared by National Life each month to apply to amounts allocated or transferred to the General Account in that month. The rate declared on such amounts will remain in effect for twelve months. At the end of the 12-month period, National Life reserves the right to declare a new current interest rate on such amounts and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the General Account on that date). Any interest credited on the amounts in the General Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of National Life. The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.


         Amounts deducted from the non-loaned Accumulated Value in the General Account for Withdrawals, Policy loans, transfers to the Separate Account, Monthly Deductions or other charges are currently, for the purpose of crediting interest, accounted for on a last in, first out ("LIFO") method.

         National Life reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than 12 months.


         Bonus Interest. National Life currently intends to credit interest on non-loaned Accumulated Value in the General Account for Policies in Policy Year 11 and thereafter at rates which are 0.50% per annum higher than those that apply to non-loaned Accumulated Value in the General Account for Policies still in their first ten Policy Years. This bonus is not guaranteed, however, and upon prior notice to Owners National Life may, in its sole discretion, decide not to credit the bonus.


         Calculation of Non-loaned Accumulated Value in the General Account. The non-loaned Accumulated Value in the General Account at any time is equal to amounts allocated and transferred to it plus interest credited to it, minus amounts deducted, transferred or withdrawn from it.

         Interest will be credited to the non-loaned Accumulated Value in the General Account on each Monthly Policy Date as follows: for amounts in the account for the entire Policy Month, from the beginning to the end of the month; for amounts allocated to the account during the prior Policy Month, from the date the Net Premium or loan repayment is allocated to the end of the month; for amounts transferred to the account during the Policy Month, from the date of transfer to the end of the month; and for amounts deducted or withdrawn from the account during the prior Policy Month, from the beginning of the month to the date of deduction or withdrawal.

TRANSFERS FROM GENERAL ACCOUNT.


         One transfer in each Policy Year is allowed from the amount of non-loaned Accumulated Value in the General Account to any or all of the Subaccounts of the Separate Account. The amount transferred from the General Account may not exceed the greater of 25% of the value of the non-loaned Accumulated Value in such account at the time of transfer, or $1000. The transfer will be made as of the Valuation Day National Life receives the written or telephone request at its Home Office.


                            OTHER POLICY PROVISIONS


         Indefinite Policy Duration. The Policy can remain in force indefinitely. However, for a Policy to remain in force after the Insured reaches Attained Age 99, if the Face Amount is greater than the Accumulated Value, the Face Amount will automatically be decreased to the current Accumulated Value. Also, at Attained Age 99 Option B automatically becomes Option A, and no premium payments are allowed after Attained Age 99, although loan repayments are allowed. The tax treatment of a Policy's Accumulated Value after Age 100 is unclear, and the Owner may wish to discuss this treatment with a tax advisor.


         Payment of Policy Benefits. The Death Benefit under a Policy will ordinarily be paid to the Beneficiary within seven days after National Life receives proof of the Insured's death at its Home Office and all other requirements are satisfied.

         Interest at the annual rate of 4% or any higher rate declared by National Life or required by law is paid on the Death Benefit from the date of death until payment is made.

         Any amounts payable as a result of surrender, Withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of written request at National Life's Home Office in a form satisfactory to National Life.

         Generally, the amount of a payment will be determined as of the date of receipt by National Life of all required documents. However, National Life may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of National Life policyholders. National Life also may defer the determination or payment of amounts from the General Account for up to six months.

         National Life may postpone any payment under the Policy derived from an amount paid by check or draft until National Life is satisfied that the check or draft has been paid by the bank upon which it was drawn.

         The Owner may decide the form in which proceeds will be paid. During the Insured's lifetime, the Owner may arrange for the Death Benefit to be paid in a lump sum or under a Settlement Option. These choices are also available upon surrender of the Policy for its Cash Surrender Value. If no election is made, payment will be made in a lump sum. The Beneficiary may also arrange for payment of the Death Benefit in a lump sum or under a Settlement Option.

         The Contract. The Policy and a copy of the applications attached thereto are the entire contract. Only statements made in the applications can be used to void the Policy or deny a claim. The statements are considered representations and not warranties. Only one of National Life's duly authorized officers or registrars can agree to change or waive any provisions of the Policy and only in writing. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

         Ownership. The Owner is the Insured unless a different Owner is named in the application or thereafter changed. While the Insured is living, the Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by National Life. If the Insured and Owner are not the same, and the Owner dies before the Insured, these rights will vest in the estate of the Owner, unless otherwise provided.

         Beneficiary. The Beneficiary is designated in the application for the Policy, unless thereafter changed by the Owner during the Insured's lifetime by written notice to National Life. Any Death Benefit for which there is not a designated Beneficiary surviving at the Insured's death is payable in a single sum to the Insured's executors or administrators.

         Change of Owner and Beneficiary. As long as the Policy is in force, the Owner or Beneficiary may be changed by written request in a form acceptable to National Life. The change will take effect as of the date it is signed, whether or not the Insured is living when the request is received by National Life. National Life will not be responsible for any payment made or action taken before it receives the written request.

         Split Dollar Arrangements. The Owner or Owners may enter into a Split Dollar Arrangement between each other or another person or persons whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., Cash Surrender Value or Death Benefit) are split between the parties. There are different ways of allocating such rights.


         For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the Cash Surrender Value. The employee may designate the Beneficiary to receive any Death Benefit in excess of the Cash Surrender Value. If the employee dies while such an arrangement is in effect, the employer would receive from the Death Benefit the amount which the employer would have been entitled to receive upon surrender of the Policy and the employee's Beneficiary would receive the balance of the proceeds.


         No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on National Life unless in writing and received by National Life.

         The parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.


         Assignments. The Owner may assign any and all rights under the Policy. No assignment binds National Life unless in writing and received by National Life at its Home Office. National Life assumes no responsibility for determining whether an assignment is valid or the extent of the assignee's interest. All assignments will be subject to any Policy loan. The interest of any Beneficiary or other person will be subordinate to any assignment. A payee who is not also the Owner may not assign or encumber Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee.



         Misstatement of Age and Sex. If the age or sex of the Insured at the Date of Issue has been misstated in the application, the Accumulated Value of the Policy will be adjusted to be the amount that it would have been had the Cost of Insurance Charges deducted been based on the correct age and sex. The adjustment will take place on the Monthly Policy Date on or after the date on which National Life has proof to its satisfaction of the misstatement. If the Insured has died, National Life will adjust the Accumulated Value as of the last Monthly Policy Date prior to the Insured's death; however, if the Accumulated Value is insufficient for that adjustment, the amount of the Unadjusted Death Benefit will also be adjusted.

         Suicide. In the event of the Insured's suicide, while sane or insane, within two years from the Date of Issue of the Policy (except where state law requires a shorter period), or within two years of the effective date of a reinstatement, National Life's liability is limited to the payment to the Beneficiary of a sum equal to the premiums paid less any Policy loan and accrued interest and any Withdrawals (since the date of reinstatement, in the case of a suicide within two years of the effective date of a reinstatement).


         If the Insured commits suicide within two years (or shorter period required by state law) from the effective date of any Policy change which increases the Unadjusted Death Benefit and for which an application is required, the amount which National Life will pay with respect to the increase will be the Cost of Insurance Charges previously made for such increase.

         Incontestability. The Policy will be incontestable after it has been in force during the Insured's lifetime for two years from the Date of Issue (or such other date as required by state law). Similar incontestability will apply to an increase in Face Amount or reinstatement after it has been in force during the Insured's lifetime for two years from its effective date.

         Before such times, however, National Life may contest the validity of the Policy (or changes) based on material misstatements in the initial or any subsequent application.

         Arbitration. The Policy provides that any controversy under the Policy shall be settled by arbitration in the state of residence of the Owner, in accordance with the rules of the American Arbitration Association or any similar rules to which the parties agree. Any award rendered through arbitration will be final on all parties, and the reward may be enforced in court.


         The purpose of the arbitration is to provide an alternative dispute resolution mechanism for investors that may be more efficient and less costly than court litigation. Owners should be aware, however, that arbitration is, as noted above, final and binding on all parties, and that the right to seek remedies in court is waived, including the right to jury trial.
Pre-arbitration discovery is generally more limited than and different from court discovery procedures, and the arbitrator's award is not required to include factual findings or legal reasoning. Any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.


         Dividends. The Policy is participating; however, no dividends are expected to be paid on the Policy. If dividends are ever declared, they will be paid in cash.

         Correspondence. All correspondence to the Owner is deemed to have been sent to the Owner if mailed to the Owner at the Owner's last known address.

         Settlement Options. In lieu of a single sum payment on death or surrender, an election may be made to apply the Death Benefit under any one of the fixed-benefit Settlement Options provided in the Policy. The options are described below.

         Payment of Interest Only. Interest at a rate of 3.5% per year will be paid on the amount of the proceeds retained by National Life. Upon the earlier of the payee's death or the end of a chosen period, the proceeds retained will be paid.

         Payments for a Stated Time. Equal monthly payments, based on an interest rate of 3.5% per annum, will be made for the number of years selected.

         Payments for Life. Equal monthly payments, based on an interest rate of 3.5% per annum, will be made for a guaranteed period and thereafter during the life of a chosen person. Guaranteed payment periods may be elected for 0, 10, 15, or 20 years or for a refund period, at the end of which the total payments will equal the proceeds placed under the option.

         Payments of a Stated Amount. Equal monthly payments will be made until the proceeds, with interest at 3.5% per year on the unpaid balance, have been paid in full. The total payments in any year must be at least $10 per month for each thousand dollars of proceeds placed under this option.

         Life Annuity. Equal monthly payments will be made in the same manner as in the above Payments for Life option except that the amount of each payment will be the monthly income provided by National Life's then current settlement rates on the date the proceeds become payable. No additional interest will be paid.

         Joint and Two Thirds Annuity. Equal monthly payments, based on an interest rate of 3.5% per year, will be made while two chosen persons are both living. Upon the death of either, two-thirds of the amount of those payments will continue to be made during the life of the survivor. National Life may require proof of the ages of the chosen persons.

         50% Survivor Annuity. Equal monthly payments, based on an interest rate of 3.5% per year, will be made during the lifetime of the chosen primary person. Upon the death of the chosen primary person, 50% of the amount of those payments will continue to be made during the lifetime of the secondary chosen person. National Life may require proof of the ages of the chosen persons.

         National Life may pay interest in excess of the stated amounts under the first four options listed above, but not the last three. A right to change options or to withdraw all or part of the remaining proceeds may be included in the first two, and the fourth, options above. For additional information concerning the payment options, see the Policy.

                               OPTIONAL BENEFITS

         The following optional benefits, which are subject to the restrictions and limitations set forth in the applicable Policy Riders, may be included in a Policy at the option of the Owner (election of any of these optional benefits involves an additional cost):


         Waiver of Monthly Deductions. The Waiver of Monthly Deductions Rider will waive Monthly Deductions against the Policy if the Insured becomes totally disabled, before age 65 and for at least 120 days. If total disability occurs after age 60 and before age 65, then Monthly Deductions will be waived only until the Insured reaches Attained Age 65, or for a period of two years, if longer. The monthly cost of this Rider is based on sex-distinct rates (except for Policies issued in states which require "unisex" policies or in conjunction with employee benefit plans, where the cost of this Rider will not vary by sex) multiplied by the Monthly Deduction on the Policy, and will be added to the Monthly Deduction on the Policy.


         Accidental Death Benefit. The Accidental Death Rider provides for an increased Death Benefit in the event that the Insured dies in an accident. If this Rider is elected, the monthly cost of this Rider will be added to the Monthly Deduction on the Policy.

         Guaranteed Insurability Option. This Rider will permit the Owner to increase the Face Amount of the Policy, within certain limits, without being required to submit satisfactory proof of insurability at the time of the request for the increase. Again, if this Rider is elected, the monthly cost of this Rider will be added to the Monthly Deduction on the Policy.


         Guaranteed Death Benefit. If this Rider is elected, National Life will guarantee that the Policy will not lapse prior to the Insured's Attained Age 70, or 20 years from the Date of Issue of the Policy, if longer, regardless of the Policy's investment performance. To keep this Rider in force, cumulative premiums paid must be greater than the Minimum Guarantee Premium from the Date of Issue. The Policy will be tested monthly for this qualification, and if not met, a notice will be sent to the Owner, who will have 61 days from the date the notice is mailed to pay a premium sufficient to keep the Rider in force. The premium required will be the Minimum Guarantee Premium from the Date of Issue, plus two times the Minimum Monthly Premium, minus premiums previously paid. The Rider will be cancelled if a sufficient premium is not paid during that 61-day period.

         The cost of the Guaranteed Death Benefit Rider is $0.01 per thousand of Face Amount per month. This Rider is available only at issue, and only for Issue Ages 0-65.

         If while the Guaranteed Death Benefit Rider is in force, the Accumulated Value of the Policy is not sufficient to cover the Monthly Deductions, Monthly Deductions will be made until the Accumulated Value of the Policy is exhausted, and will thereafter be deferred, and collected at such time as the Policy has positive Accumulated Value.

         If the Face Amount of a Policy subject to the Guaranteed Death Benefit Rider is increased, the Rider's guarantee will extend to the increased Face Amount. This will result in increased Minimum Guarantee Premiums.

         If both the Waiver of Monthly Deductions Rider and the Guaranteed Death Benefit Rider apply to a Policy and Monthly Deductions are waived because of total disability, then Minimum Guarantee Premiums required to keep the Guaranteed Death Benefit Rider in force will be waived during the period that Monthly Deductions are being waived.

         For Policies with the Guaranteed Death Benefit Rider, Withdrawals and Policy loans will be limited to the excess of premiums paid over the Minimum Guarantee Premium, if the Owner wishes to keep the Rider in force. If a Policy loan or Withdrawal for an amount greater than such excess is desired, the Guaranteed Death Benefit Rider will enter a 61-day lapse-pending notification period, and will be cancelled if a sufficient premium is not paid.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

         The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon National Life's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Service.

TAX STATUS OF THE POLICY

         Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for Federal tax purposes. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, while proposed regulations and other interim guidance has been issued, final regulations have not been adopted. Guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of
Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

         With respect to a Policy issued on the basis of a standard rate class, National Life believes (largely in reliance on the Service's Notice 88-128 and the proposed regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.


         With respect to a Policy that is issued on a substandard basis (i.e., a Rate Class involving higher than standard mortality risk), there is less guidance. Thus, it is not clear whether or not such a Policy would satisfy section 7702, particularly if the Owner pays the full amount of premiums permitted under the Policy.

         If it is subsequently determined that a Policy does not satisfy
Section 7702, National Life may take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with Section 7702. For these reasons, National Life reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under
Section 7702.

         Section 817(h) of the Code requires that the investments of each Subaccount of the Separate Account must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed in Treas. Reg. Section 1.817-5, which affect how each Fund's assets are to be invested. National Life believes that the Separate Account will, thus, meet the diversification requirement, and National Life will monitor continued compliance with this requirement.


         In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.
The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."


         The ownership rights under the Policy are similar to, but different in certain respects from, those described by the Service in rulings in which it was determined that Policy Owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating premium payments and Accumulated Value. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, National Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. National Life therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

         The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

         In General.   National Life believes that the proceeds and cash value
increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the Unadjusted Death Benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code.

         Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option (i.e., a change from Death Benefit Option A to Death Benefit Option B or vice versa), a Policy loan, a Withdrawal, a surrender, a change in ownership, or an assignment of the Policy' may have Federal income tax consequences. In addition, Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. The Policies also may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

         Generally, the Owner will not be deemed to be in constructive receipt of the Accumulated Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract". Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

         Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.


         Due to the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the Unadjusted Death Benefit and Accumulated Value at the time of such change and the additional premiums paid in the seven years following the material change. At the time a premium is credited which would cause the Policy to become a Modified Endowment Contract, National Life will notify the Owner's agent of action or actions that may be taken to prevent the Policy from becoming a Modified Endowment Contract. If after 30 days from contacting the agent, National Life has not heard from the Owner, National Life will mail a letter directly to the Owner notifying him or her of actions that may be taken to prevent the Policy from becoming a Modified Endowment Contract. If after 30 days from mailing such notification National Life has received no response, National Life will assume the Owner wishes to take no action. If the Owner requests a refund of excess premium, the excess premium paid (with the greater of 4% interest or any positive Separate Account earnings) will be returned to the Owner. The amount to be refunded will be deducted from the Accumulated Value in the Separate Account and in the General Account in the same proportion as the premium payment was allocated to such accounts.


         The rules relating to whether a Policy will be treated as a Modified Endowment Contract are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective Owner should consult with a competent advisor to determine whether a policy transaction will cause the Policy to be treated as a Modified Endowment Contract.


         Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as Modified Endowment Contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and Withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Accumulated Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 591/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.


         Distributions From Policies Not Classified as Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract, are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Unadjusted Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

         Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

         Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.


         Policy Loan Interest. Generally, interest paid on any loan under a Policy which is owned by an individual is not deductible. The deduction of interest on Policy loans are also be subject to the restrictions of Section 264 of the Code. A tax advisor should be consulted before deducting Policy loan interest.


         Investment in the Policy. Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the Owner.

         Multiple Policies. All Modified Endowment Contracts that are issued by National Life to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS

         If Policies are purchased by a trust forming part of a pension or profit-sharing plan meeting the qualification requirements of Section 401(a) of the Code, various special tax rules will apply. Because these rules are extensive and complicated, it is not possible to describe all of them here. Accordingly, counsel or other competent tax advisors familiar with qualified plan matters should be consulted in connection with any such purchase.

         Generally, a plan participant on whose behalf a Policy is purchased will be treated as having annual imputed income based on a cost of insurance factor multiplied by the Net Amount at Risk under the Policy. This imputed income is to be reported by the employer to the employee and the Service annually and included in the employee's gross income. In the event of the death of a plan participant while covered by the plan, an Unadjusted Death Benefit paid to the participant's Beneficiary generally will not be completely excludable from the Beneficiary's gross income under Section 101(a) of the Code. Any Unadjusted Death Benefit in excess of the Accumulated Value will be excludable. The portion of the Unadjusted Death Benefit equal to the Accumulated Value, however, generally will be subject to Federal income tax to the extent it exceeds the sum of $5,000 plus the participant's "investment in the contract" as defined in the Code, which will include the imputed income noted above. Special rules may apply in certain circumstances (e.g., to Owner-employees or participants who have borrowed from the plan).

         The Service has interpreted the plan qualification provisions of the Code to require that non-retirement benefits, including death benefits, payable under a qualified plan be "incidental to" retirement benefits provided by the plan. These interpretations, which are primarily set forth in a series of Revenue Rulings issued by the Service, should be considered in connection with any purchase of life insurance policies to provide benefits under a qualified plan.

POSSIBLE CHARGE FOR NATIONAL LIFE'S TAXES

         At the present time, National Life makes no charge for any Federal, state or local taxes (other than state premium taxes or the DAC Tax) that the Company incurs that may be attributable to the Separate Account or to the Policies. National Life, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Accounts or to the Policies. If any tax charges are made in the future, they will be accumulated daily and transferred from the Separate Account to National Life's General Account. Any investment earnings on tax charges accumulated in the Separate Account will be retained by National Life.

                      POLICIES ISSUED IN CONJUNCTION WITH
                             EMPLOYEE BENEFIT PLANS

         Policies may be acquired in conjunction with employee benefit plans, including the funding of qualified pension plans meeting the requirements of
Section 401 of the Code.


         For employee benefit plan Policies, the maximum cost of insurance rates used to determine the monthly Cost of Insurance Charge are based on the Commissioners' 1980 Standard Ordinary Mortality Tables NB and SB. Under these Tables, mortality rates are the same for male and female Insureds of a particular Attained Age and Rate Class. (See "Cost of Insurance", Page ___.)


         Illustrations reflecting the premiums and charges for employee benefit plan Policies will be provided upon request to purchasers of such Policies.

         There is no provision for misstatement of sex in the employee benefit plan Policies. (See "Misstatement of Age and Sex", Page ___.) Also, the rates used to determine the amount payable under a particular Settlement Option will be the same for male and female Insureds. (See "Settlement Options", Page ___.)

              LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

         In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policies offered by this Prospectus, other than Policies issued in states which require "unisex" policies (currently Montana and Massachusetts) and employee benefit plan Policies (see "Policies Issued in Conjunction with Employee Benefit Plans on Page ___) are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an employee benefit plan Policy is appropriate.

                                 VOTING RIGHTS

         All of the assets held in the Subaccounts of the Separate Account will be invested in shares of corresponding Portfolios of the Funds. The Funds do not hold routine annual shareholders' meetings. Shareholders' meetings will be called whenever each Fund believes that it is necessary to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act or other applicable law or governing documents to be approved or ratified by the shareholders of a mutual fund. National Life is the legal owner of Fund shares and as such has the right to vote upon any matter that may be voted upon at a shareholders' meeting. However, in accordance with the SEC's view of present applicable law, National Life will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio in accordance with instructions received from Owners. Fund shares held in each Subaccount of the Separate Account for which no timely instructions from Owners are received will be voted by National Life in the same proportion as those shares in that Subaccount for which instructions are received.

         Each Owner having a voting interest will be sent proxy material and a form for giving voting instructions. Owners may vote, by proxy or in person, only as to the Portfolios that correspond to the Subaccounts in which their Policy values are allocated. The number of shares held in each Subaccount attributable to a Policy for which the Owner may provide voting instructions will be determined by dividing the Policy's Accumulated Value in that account by the net asset value of one share of the corresponding Portfolio as of the record date for the shareholder meeting. Fractional shares will be counted. For each share of a Portfolio for which Owners have no interest, National Life will cast votes, for or against any matter, in the same proportion as Owners vote.

         If required by state insurance officials, National Life may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios. In addition, National Life may disregard voting instructions in favor of certain changes initiated by an Owner or the Fund's Board of Directors provided that National Life's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purposes, and the effect the change would have on National Life. If National Life does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next semi-annual report to Owners.


         Shares of the Funds are currently being offered to variable life insurance and variable annuity separate accounts of life insurance companies other than National Life that are not affiliated with National Life. National Life understands that shares of these Funds also will be voted by such other life insurance companies in accordance with instructions from their policyholders invested in such separate accounts. This will dilute the effect of voting instructions of Owners of the Policies.


                CHANGES IN APPLICABLE LAW, FUNDING AND OTHERWISE

         The voting rights described in this Prospectus are created under applicable Federal securities laws. To the extent that such laws or regulations promulgated thereunder eliminate the necessity to solicit voting instructions from Owners or restrict such voting rights, National Life reserves the right to proceed in accordance with any such laws or regulations.


         National Life also reserves the right, subject to compliance with applicable law, including approval of Owners, if so required: (1) to make changes in the form of the Separate Account, if in its judgment such changes would serve the interests of Owners or would be appropriate in carrying out the purposes of the Policies, for example: (i) operating the Separate Account as a management company under the 1940 Act; (ii) deregistering the Separate Account under the 1940 Act if registration is no longer required; (iii) combining or substituting separate accounts; (iv) transferring the assets of the Separate Account to another separate account or to the General Account; (v) making changes necessary to comply with, obtain or continue any exemptions from the 1940 Act; or (vi) making other technical changes in the Policy to conform with any action described herein; (2) if in its judgment a Portfolio no longer suits the investment goals of the Policy, or if tax or marketing conditions so warrant, to substitute shares of another investment portfolio for shares of such Portfolio; (3) to eliminate, combine, or substitute Subaccounts and establish new Subaccounts, if in its judgment marketing needs, tax considerations, or investment conditions so warrant; and (4) to transfer assets from a Subaccount to another Subaccount or separate account if the transfer in National Life's judgment would best serve interests of Policy Owners or would be appropriate in carrying out the purposes of the Policies; and (5) to modify the provisions of the Policies to comply with applicable laws. National Life has reserved all rights in respect of its corporate name and any part thereof, including without limitation the right to withdraw its use and to grant its use to one or more other separate accounts and other entities.

         If a Policy has Accumulated Value in a Subaccount that is eliminated, National Life will give the Owner at least 30 days notice before the elimination, and will request that the Owner designate the Subaccount or Subaccounts (or the General Account) to which the Accumulated Value in the Subaccount to be eliminated should be transferred. If no such designation is received prior to the date of the elimination, then the Accumulated Value in such Subaccount will be transferred to the Money Market Subaccount. In any case, if in the future a transfer charge is imposed or limits on the number of transfers or free transfers are established, no charge will be made for this transfer, and it will not count toward any limit on transfers or free transfers.


                    OFFICERS AND DIRECTORS OF NATIONAL LIFE


The officers and directors of National Life, as well as their principal occupations during the past five years, are listed below.


                                  PRINCIPAL OCCUPATION
NAME AND POSITION                 DURING THE PAST FIVE YEARS
-----------------                 --------------------------
Frederic H. Bertrand              1987 to present - Chairman of the
     Chairman of the Board,       Board and Chief Executive Officer
     Chief Executive Officer,
     and Director


John H. Harding                   1987 to present - President and
     President and Chief          Chief Operating Officer
     Operating Officer,
     and Director


Robert E. Boardman                1994 to present - Chairman of Hickok &
     Director                     Boardman Financial Network
                                  1967 to present - President of Hickok & Boardman
                                  Realty, Inc.


David R. Coates                   1993 to present - Business
     Director                     Consultant; 1987 to 1993 - Managing Partner of KPMG
                                  Peat Marwick in Burlington, VT


Benjamin F. Edwards III           1983 to present - Chairman, President
     Director                     and Chief Executive Officer of A.
                                  G. Edwards, Inc.


Charles H. Erhart, Jr.            Retired; 1989 to 1991 - President
     Director                     of W. R. Grace & Company


Earle H. Harbison, Jr.            1993 to present:  Chairman of
     Director                     Harbison Walker, Inc.; 1986 to
                                  1992 - President and Chief
                                  Operating Officer of Monsanto Company

E. Miles Prentice III                    1993 to present - Partner in the law
     Director                            firm of Piper & Marbury; 1984 to 1993 - Partner in the
                                         law firm of Brown & Wood


A. Gary Shilling                         1978 to present - President of A.
     Director                              Gary Shilling & Company, Inc.


Thomas P. Salmon                         1991 to present - President, the University of
     Director                            Vermont; 1977 to 1991, Partner in the law firm of
                                         Salmon & Nostrand; formerly Governor, State of Vermont

Stansfield Turner                        1990 to present - Visiting Professor
     Director                            at the University of Maryland, a
                                         lecturer and author


Thomas R. Williams                       1987 to present - President of the
     Director                              Wales Group, Inc.


Patricia K. Woolf                        1990 to present - Author, Consultant,
     Director                              and lecturer at the Department of
                                           Molecular Biology at Princeton University


Beverly A. Bagalio                       1993 to present - Senior Vice
     Senior Vice President -             President - Service Strategies;
     Service Strategies                  1986 to 1993 - Vice President of
                                         Retirement Services

Rodney A. Buck                           1996 to present - Senior Vice
     Senior Vice President &             President and Chief Investment
     Chief Investment Officer            Officer; 1996 to present - Chairman
                                         & Chief Executive Officer, National
                                         Life Investment Management
                                         Company, Inc. ("NLIMC"); 1993 to 1995 - Senior Vice
                                         President -Investments; 1991 to 1995 - President and
                                         Chief Operating Officer, NLIMC; 1987 to present -
                                         Senior Vice President - Sentinel Advisors Company

William L. Cassidy                       1993 to present - Executive Vice
     Executive Vice President &          President & Chief Marketing
     Chief Marketing Officer             Officer; 1990 to 1993 - Senior Vice President, Service


Christopher Graham                       1994 to present - Senior Vice
     Senior Vice President -             President - New Business and Claims;
     New Business and Claims             1991 to 1994 - Vice President - New Business

Mark J. Levesque                         1988 to present - Senior Vice
     Senior Vice President -             President - Information Systems &
     Information Systems &               Management Services
     Management Services

Thomas H. MacLeay                        1993 to present - Executive Vice
     Executive Vice President            President & Chief Financial Officer;
     & Chief Financial Officer           1991 to 1993 - Senior Vice President & Chief Financial
                                         Officer; 1990 to 1991 - Senior Vice President - Financial


Craig A. Smith                           1993 to present - Senior Vice
     Senior Vice President -             President - Product; 1992 to 1993 -
     Product                             Vice President - Product Development; 1990 to 1992 -
                                         Second Vice President - Product Development


John L. Stotler                          1993 to present - Senior Vice
     Senior Vice President &             President & General Counsel; 1992
     General Counsel                     to 1993 - Vice President & General Counsel; 1990 to
                                         1992 - Vice President, Associate General Counsel and
                                         Corporate Secretary


Theodore N. vonWallmenich                1989 to present - Senior Vice
     Senior Vice President               President & Chief Actuary
     & Chief Actuary






                            DISTRIBUTION OF POLICIES

         Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell National Life's variable life insurance policies, and who are also registered representatives of Equity Services, Inc. ("ESI") or registered representatives of broker/dealers who have Selling Agreements with ESI. ESI, whose address is National Life Drive, Montpelier, Vermont 05604, is a registered broker/dealer under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). ESI is an indirect wholly-owned subsidiary of National Life. ESI acts as the principal underwriter, as defined in the 1940 Act, of the Policies, and for the Separate Account pursuant to an Underwriting Agreement to which the Separate Account, ESI and National Life are parties.
The Policies are offered and sold only in those states where their sale is lawful.


         The insurance underwriting and the determination of a proposed Insured's Rate Class and whether to accept or reject an application for a Policy is done by National Life. National Life will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the free look provision.


         Agents are compensated for sales of the Policies on a commission and service fee basis and with other forms of compensation. During the first Policy Year, agent commissions will not be more than 45% of the premiums paid up to a target amount (used only to determine commission payments) and 3% of the premiums paid in excess of that amount. For Policy Years 2 through 5, the agent commissions will not be more than 5.5% of the premiums paid up to the target amount, and 3% of premiums paid in excess of that amount. For Policy Years 6 through 10, agent commissions will be 4% of premiums paid up to the target amount, and 3% of premiums paid in excess of that amount, and in Policy Year 11 and thereafter, agent commissions will be 1.5% of all premiums paid. For premiums received in the year following an increase in Face Amount and attributable to the increase, agent commissions will not be more than 45% up to the target amount for the increase. Agents may also receive expense allowances. The agent may be required to return all or a portion of the first year commission less the deferred sales charge imposed if a Policy is not continued through the second Policy Year.

                                 POLICY REPORTS

         Once each Policy Year a statement will be sent to the Owner describing the status of the Policy, including setting forth the Face Amount, the current Unadjusted Death Benefit, any Policy loans and accrued interest, the current Accumulated Value, the non-loaned Accumulated Value in the General Account, the amount held as Collateral in the General Account, the value in each Subaccount of the Separate Account, premiums paid since the last report, charges deducted since the last report, any Withdrawals since the last report, and the current Cash Surrender Value. In addition, a statement will be sent to an Owner showing the status of the Policy following the transfer of amounts from one Subaccount of a Separate Account to another, the taking out of a loan, a repayment of a loan, a Withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the Automatic Payment Plan).


         An Owner will be sent a semi-annual report containing the financial statements of each Fund in which his or her Policy has Accumulated Value, as required by the 1940 Act.


                                STATE REGULATION

         National Life is subject to regulation and supervision by the Insurance Department of the State of Vermont which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Policy form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold. National Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

                                    EXPERTS

         The Financial Statements listed on Page F-1, except as they relate to the unaudited nine-month period ended September 30, 1995, have been included in this Prospectus, in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

         Actuarial matters included in the Prospectus have been examined by Craig A. Smith, F.S.A., MAAA, Senior Vice President - Product of National Life.

                                 LEGAL MATTERS

         Sutherland, Asbill & Brennan of Washington, D.C. has provided advice on legal matters relating to certain aspects of Federal securities law applicable to the issue and sale of the Policies. Matters of Vermont law pertaining to the Policies, including National Life's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by John L. Stotler, General Counsel of National Life.


         The Separate Account is not a party to any litigation. Its depositor, National Life, as an insurance company, ordinarily is involved in litigation. National Life is of the opinion that such litigation is not material with respect to the Owners or the Separate Account.



                              FINANCIAL STATEMENTS



         The financial statements of National Life appear on the following pages. The financial statements of National Life should be distinguished from any financial statements of the Separate Account and should be considered only as bearing upon National Life's ability to meet its obligations under the Policies. No financial statements are included for the Separate Account because the Subaccounts had no assets as of the date of this Prospectus.

                                   APPENDIX A



               ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES



                           AND CASH SURRENDER VALUES



         The following tables illustrate how the Death Benefits, Accumulated Values and Cash Surrender Values of a Policy may change with the investment experience of the Separate Account. The tables show how the Death Benefits, Accumulated Values and Cash Surrender Values of a Policy issued to an Insured of a given age, sex and Rate Class would vary over time if the investment return on the assets held in each Portfolio of each of the Funds were a uniform, gross, annual rate of 0%, 6% and 12%.



         The tables on pages A-2 to A-7 illustrate a Policy issued to a male Insured, Age 40 in the Preferred Nonsmoker Rate Class with a Face Amount of $250,000 and a Planned Periodic Premium of $3,000 paid at the beginning of each Policy Year. The Death Benefits, Accumulated Values and Cash Surrender Values would be lower if the Insured was in a standard nonsmoker, smoker or substandard class since the cost of insurance charges would increase. Also, the values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.



         The second column of the tables show the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually. The columns shown under the heading "Guaranteed" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the maximum level permitted under the Policy (based on the 1980 CSO Smoker/Nonsmoker Table); the columns under the heading "Current" assume that throughout the life of the Policy, the monthly charge for cost of insurance is based on the current cost of insurance rate, and for Policy Years after year 10, a bonus under which the Monthly Deductions are reduced by 0.50% per annum.



         The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending upon how premiums are allocated. The total of the asset charges reflected in the Current and Guaranteed illustrations, including the Mortality and Expense Risk Charge of 0.90%, is 1.41%. This total charge is based on an assumption that an Owner allocates the Policy values equally among the Subaccounts of the Separate Account.



         These asset charges reflect an investment advisory fee of 0.56%, which represents an average of the fees incurred by the Portfolios during 1994 and expenses of 0.25% which is based on an average of the actual expenses incurred by the Portfolios during 1994. For some of the Portfolios, the annual expenses used in the illustrations are net of certain reimbursements that may or may not continue.



         The tables also reflect the fact that no charges for Federal or state income taxes are currently made against the Separate Accounts. If such a charge is made in the future, it would take a higher gross annual rate of return to produce the same Policy values.



         The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid and allocated as indicated, no amounts are allocated to the General Account, and no Policy loans are made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount, that no Withdrawals have been made and no transfers have been made in any Policy Year.



         Upon request, National Life will provide a comparable illustration based upon the proposed Insured's Age and Rate Class, the Death Benefit Option, Face Amount, Planned Periodic Premiums and Riders requested.

                                NATIONAL LIFE


          VARITRAK FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE




$250,000 FACE AMOUNT                               MALE INSURED ISSUE AGE 40                  PREFERRED NONSMOKER
DEATH BENEFIT OPTION A                             ANNUAL PREMIUM $3000

                                         ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%

         PREMIUMS                          GUARANTEED                                         CURRENT
                          -----------------------------------------          -----------------------------------------
END OF   ACCUMULATED      ACCUM-           CASH                              ACCUM-           CASH

POLICY   AT 5% INT.       ULATED           SURRENDER        DEATH            ULATED           SURRENDER        DEATH

YEAR     PER YEAR         VALUE            VALUE            BENEFIT          VALUE            VALUE            BENEFIT
----     --- ----         -----            -----            -------          -----            -----            -------
1        3,150            2,204            804              250,000          2,302            902              250,000
2        6,458            4,332            2,593            250,000          4,545            2,806            250,000
3        9,930            6,385            4,373            250,000          6,725            4,712            250,000
4        13,577           8,359            6,261            250,000          8,841            6,744            250,000
5        17,406           10,255           8,157            250,000          10,886           8,788            250,000

6        21,426           12,065           10,175           250,000          12,861           10,971           250,000
7        25,647           13,787           12,106           250,000          14,756           13,074           250,000
8        30,080           15,419           13,946           250,000          16,566           15,093           250,000
9        34,734           16,958           15,693           250,000          18,296           17,031           250,000
10       39,620           18,397           17,340           250,000          19,941           18,884           250,000

11       44,751           19,734           18,885           250,000          21,859           21,009           250,000
12       50,139           20,956           20,314           250,000          23,703           23,061           250,000
13       55,796           22,048           21,614           250,000          25,472           25,038           250,000
14       61,736           23,000           22,774           250,000          27,159           26,933           250,000
15       67,972           23,795           23,777           250,000          28,759           28,742           250,000

16       74,521           24,419           24,419           250,000          30,270           30,270           250,000
17       81,397           24,857           24,857           250,000          31,683           31,683           250,000
18       88,617           25,101           25,101           250,000          32,986           32,986           250,000
19       96,198           25,137           25,137           250,000          34,162           34,162           250,000
20       104,158          24,940           24,940           250,000          35,193           35,193           250,000
25       150,340          19,323           19,323           250,000          37,979           37,979           250,000
30       209,282          1,400            1,400            250,000          35,737           35,737           250,000



The Death Benefit may, and the Accumulated Values and Cash Surrender Values will differ if premiums are paid in different amounts or frequencies.



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

                                NATIONAL LIFE


         VARITRAK FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE



$250,000 FACE AMOUNT                               MALE INSURED ISSUE AGE 40                  PREFERRED NONSMOKER
DEATH BENEFIT OPTION A                             ANNUAL PREMIUM $3000

                                         ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%

         PREMIUMS                          GUARANTEED                                         CURRENT
                          ------------------------------------------         ------------------------------------------
END OF   ACCUMULATED      ACCUM-           CASH                              ACCUM-           CASH

POLICY   AT 5% INT.       ULATED           SURRENDER        DEATH            ULATED           SURRENDER        DEATH

YEAR     PER YEAR         VALUE            VALUE            BENEFIT          VALUE            VALUE            BENEFIT
----     --- ----         -----            -----            -------          -----            -----            -------
1        3,150            2,355            955              250,000          2,456            1,056            250,000
2        6,458            4,769            3,030            250,000          4,994            3,255            250,000
3        9,930            7,245            5,233            250,000          7,614            5,602            250,000
4        13,577           9,781            7,684            250,000          10,318           8,221            250,000
5        17,406           12,380           10,282           250,000          13,101           11,003           250,000

6        21,426           15,036           13,146           250,000          15,966           14,077           250,000
7        25,647           17,748           16,067           250,000          18,908           17,226           250,000
8        30,080           20,517           19,043           250,000          21,923           20,449           250,000
9        34,734           23,340           22,075           250,000          25,019           23,753           250,000
10       39,620           26,215           25,157           250,000          28,194           27,136           250,000

11       44,751           29,140           28,290           250,000          31,856           31,007           250,000
12       50,139           32,104           31,463           250,000          35,646           35,005           250,000
13       55,796           35,098           34,664           250,000          39,571           39,138           250,000
14       61,736           38,111           37,886           250,000          43,630           43,405           250,000
15       67,972           41,130           41,112           250,000          47,828           47,810           250,000

16       74,521           44,144           44,144           250,000          52,168           52,166           250,000
17       81,397           47,140           47,140           250,000          56,653           56,653           250,000
18       88,617           50,114           50,114           250,000          61,281           61,281           250,000
19       96,198           53,053           53,053           250,000          66,048           66,048           250,000
20       104,158          55,939           55,939           250,000          70,947           70,947           250,000
25       150,340          68,681           68,681           250,000          97,743           97,743           250,000
30       209,282          75,080           75,080           250,000          129,284          129,284          250,000



The Death Benefit may, and the Accumulated Values and Cash Surrender Values will differ if premiums are paid in different amounts or frequencies.



IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCUMULATED VALUE AND CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6%, OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                 NATIONAL LIFE


          VARITRAK FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE



$250,000 FACE AMOUNT                               MALE INSURED ISSUE AGE 40                  PREFERRED NONSMOKER
DEATH BENEFIT OPTION A                             ANNUAL PREMIUM $3000

                                        ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%

         PREMIUMS                          GUARANTEED                                         CURRENT
                          -----------------------------------------          -----------------------------------------
END OF   ACCUMULATED      ACCUM-           CASH                              ACCUM-           CASH

POLICY   AT 5% INT.       ULATED           SURRENDER        DEATH            ULATED           SURRENDER        DEATH

YEAR     PER YEAR         VALUE            VALUE            BENEFIT          VALUE            VALUE            BENEFIT
----     --- ----         -----            -----            -------          -----            -----            -------
1        3,150            2,506            1,106            250,000          2,610            1,210            250,000
2        6,458            5,224            3,485            250,000          5,462            3,724            250,000
3        9,930            8,178            6,165            250,000          8,578            6,566            250,000
4        13,577           11,386           9,288            250,000          11,983           9,886            250,000
5        17,406           14,875           12,778           250,000          15,698           13,600           250,000

6        21,426           18,668           16,778           250,000          19,756           17,867           250,000
7        25,647           22,792           21,110           250,000          24,183           22,501           250,000
8        30,080           27,280           25,806           250,000          29,011           27,537           250,000
9        34,734           32,168           30,903           250,000          34,288           33,022           250,000
10       39,620           37,494           36,436           250,000          40,056           38,998           250,000

11       44,751           43,302           42,452           250,000          46,839           45,989           250,000
12       50,139           49,634           48,992           250,000          54,311           53,670           250,000
13       55,796           56,536           56,103           250,000          62,550           62,117           250,000
14       61,736           64,067           63,842           250,000          71,638           71,413           250,000
15       67,972           72,285           72,268           250,000          81,668           81,650           250,000

16       74,521           81,264           81,264           250,000          92,747           92,747           250,000
17       81,397           91,087           91,087           250,000          104,994          104,994          250,000
18       88,617           101,857          101,857          250,000          118,539          118,539          250,000
19       96,198           113,687          113,687          250,000          133,529          133,529          250,000
20       104,158          126,705          126,705          250,000          150,133          150,133          250,000
25       150,340          215,773          215,773          263,243          264,602          264,602          322,814
30       209,282          359,712          359,712          417,266          452,628          452,628          525,048



The Death Benefit may, and the Accumulated Values and Cash Surrender Values will differ if premiums are paid in different amounts or frequencies.



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

                                 NATIONAL LIFE


          VARITRAK FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE



$250,000 FACE AMOUNT                               MALE INSURED ISSUE AGE 40                  PREFERRED NONSMOKER
DEATH BENEFIT OPTION B                             ANNUAL PREMIUM $3000

                                         ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%

         PREMIUMS                          GUARANTEED                                         CURRENT
                          -----------------------------------------          -----------------------------------------
END OF   ACCUMULATED      ACCUM-           CASH                              ACCUM-           CASH

POLICY   AT 5% INT.       ULATED           SURRENDER        DEATH            ULATED           SURRENDER        DEATH

YEAR     PER YEAR         VALUE            VALUE            BENEFIT          VALUE            VALUE            BENEFIT
----     --- ----         -----            -----            -------          -----            -----            -------
1        3,150            2,198            798              252,198          2,297            897              252,297
2        6,458            4,315            2,576            254,315          4,530            2,792            254,530
3        9,930            6,350            4,338            256,350          6,696            4,683            256,696
4        13,577           8,300            6,202            258,300          8,792            6,695            258,792
5        17,406           10,164           8,066            260,164          10,811           8,713            260,811

6        21,426           11,934           10,044           261,934          12,753           10,863           262,753
7        25,647           13,607           11,926           263,607          14,607           12,926           264,607
8        30,080           15,181           13,707           265,181          16,369           14,895           266,369
9        34,734           16,651           15,385           266,651          18,041           16,775           268,041
10       39,620           18,009           16,952           268,009          19,617           18,560           269,617

11       44,751           19,253           18,404           269,253          21,478           20,629           271,478
12       50,139           20,367           19,725           270,367          23,255           22,613           273,255
13       55,796           21,336           20,902           271,336          24,945           24,512           274,945
14       61,736           22,147           21,922           272,147          26,541           26,316           276,541
15       67,972           22,782           22,769           272,782          28,036           28,023           278,036

16       74,521           23,225           23,225           273,225          29,426           29,426           279,426
17       81,397           23,461           23,461           273,461          30,700           30,700           280,700
18       88,617           23,480           23,480           273,480          31,844           31,844           281,844
19       96,198           23,269           23,269           273,269          32,838           32,838           282,838
20       104,158          22,802           22,802           272,802          33,660           33,660           283,660
25       150,340          15,549           15,549           265,549          34,952           34,952           284,952
30       209,282          0                0                0                30,394           30,394           280,394



The Death Benefit may, and the Accumulated Values and Cash Surrender Values will differ if premiums are paid in different amounts or frequencies.



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

                                 NATIONAL LIFE


          VARITRAK FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE



$250,000 FACE AMOUNT                               MALE INSURED ISSUE AGE 40                  PREFERRED NONSMOKER
DEATH BENEFIT OPTION B                             ANNUAL PREMIUM $3000

                                         ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%

         PREMIUMS                          GUARANTEED                                         CURRENT
                          -----------------------------------------          -----------------------------------------
END OF   ACCUMULATED      ACCUM-           CASH                              ACCUM-           CASH

POLICY   AT 5% INT.       ULATED           SURRENDER        DEATH            ULATED           SURRENDER        DEATH

YEAR     PER YEAR         VALUE            VALUE            BENEFIT          VALUE            VALUE            BENEFIT
----     --- ----         -----            -----            -------          -----            -----            -------
1        3,150            2,348            948              252,348          2,450            1,050            252,450
2        6,458            4,749            3,011            254,749          4,978            3,240            254,978
3        9,930            7,205            5,193            257,205          7,581            5,569            257,581
4        13,577           9,710            7,613            259,710          10,260           8,162            260,260
5        17,406           12,267           10,169           262,267          13,008           10,910           263,008

6        21,426           14,867           12,977           264,867          15,827           13,938           265,827
7        25,647           17,507           15,825           267,507          18,709           17,027           268,709
8        30,080           20,184           18,710           270,184          21,648           20,174           271,648
9        34,734           22,894           21,628           272,894          24,648           23,383           274,648
10       39,620           25,628           24,570           275,628          27,706           26,649           277,706

11       44,751           28,382           27,533           278,382          31,257           30,408           281,257
12       50,139           31,140           30,499           281,140          34,912           34,271           284,912
13       55,796           33,884           33,450           283,884          38,673           38,239           288,673
14       61,736           36,597           36,371           286,597          42,534           42,309           292,534
15       67,972           39,255           39,242           289,255          46,492           46,479           296,492

16       74,521           41,839           41,839           291,839          50,548           50,548           300,548
17       81,397           44,325           44,325           294,325          54,692           54,692           304,692
18       88,617           46,695           46,695           296,695          58,914           58,914           308,914
19       96,198           48,928           48,928           298,928          63,195           63,195           313,195
20       104,158          50,986           50,986           300,986          67,511           67,511           317,511
25       150,340          57,061           57,061           307,061          89,363           89,363           339,363
30       209,282          50,144           50,144           300,144          110,252          110,252          360,252



The Death Benefit may, and the Accumulated Values and Cash Surrender Values will differ if premiums are paid in different amounts or frequencies.



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

                                 NATIONAL LIFE


          VARITRAK FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE



$250,000 FACE AMOUNT                               MALE INSURED ISSUE AGE 40                  PREFERRED NONSMOKER
DEATH BENEFIT OPTION B                             ANNUAL PREMIUM $3000

                                        ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%

         PREMIUMS                          GUARANTEED                                         CURRENT
                          -----------------------------------------          -----------------------------------------
END OF   ACCUMULATED      ACCUM-           CASH                              ACCUM-           CASH

POLICY   AT 5% INT.       ULATED           SURRENDER        DEATH            ULATED           SURRENDER        DEATH

YEAR     PER YEAR         VALUE            VALUE            BENEFIT          VALUE            VALUE            BENEFIT
----     --- ----         -----            -----            -------          -----            -----            -------
1        3,150            2,499            1,099            252,499          2,604            1,204            252,604
2        6,458            5,203            3,464            255,203          5,445            3,706            255,445
3        9,930            8,132            6,120            258,132          8,540            6,528            258,540
4        13,577           11,302           9,204            261,302          11,914           9,816            261,914
5        17,406           14,736           12,638           264,736          15,583           13,485           265,583

6        21,426           18,451           16,561           268,451          19,578           17,688           269,578
7        25,647           22,469           20,788           272,469          23,918           22,236           273,918
8        30,080           26,817           25,344           276,817          28,630           27,156           278,630
9        34,734           31,523           30,257           281,523          33,754           32,489           283,754
10       39,620           36,611           35,553           286,611          39,325           38,267           289,325

11       44,751           42,115           41,265           292,115          45,901           45,051           295,901
12       50,139           48,058           47,417           298,058          53,110           52,469           303,110
13       55,796           54,468           54,035           304,468          61,018           60,585           311,018
14       61,736           61,374           61,149           311,374          69,688           69,463           319,688
15       67,972           68,804           68,791           318,804          79,193           79,180           329,193

16       74,521           76,792           76,792           326,792          89,616           89,616           339,616
17       81,397           85,373           85,373           355,373          101,043          101,043          351,043
18       88,617           94,594           94,594           344,594          113,564          113,564          363,564
19       96,198           104,500          104,500          354,500          127,271          127,271          377,271
20       104,158          115,131          115,131          365,131          142,266          142,266          392,266
25       150,340          180,522          180,522          430,522          241,520          241,520          491,520
30       209,282          269,817          269,817          519,817          398,475          398,475          648,475



The Death Benefit may, and the Accumulated Values and Cash Surrender Values will differ if premiums are paid in different amounts or frequencies.



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

                       NATIONAL LIFE INSURANCE COMPANY
                                     and
                                 SUBSIDIARIES

                                  * * * * *

                      CONSOLIDATED FINANCIAL STATEMENTS

                                  * * * * *

                          DECEMBER 31, 1994 AND 1993

                       REPORT OF INDEPENDENT ACCOUNTANTS



February 17, 1995


To the Board of Directors and Policyowners of National Life Insurance Company


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and surplus and of cash flows present fairly, in all material respects, the financial position of National Life Insurance Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



    /s/ PRICE WATERHOUSE

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET


-----------------------------------------------------------------------------
December 31, (In Thousands)                       1994              1993
-----------------------------------------------------------------------------
ASSETS:
  Cash and short-term investments               $      244,817    $   111,163
  Bonds                                              3,201,369      2,995,790
  Preferred stocks                                      15,677         24,630
  Common stocks                                          3,527          8,300
  Mortgage loans                                       581,910        568,896
  Policy loans                                         758,511        763,363
  Real estate investments                              100,219        114,469
  Home office properties                                45,016         44,454
  Other invested assets                                 67,307         45,542
-----------------------------------------------------------------------------

    Total cash and invested assets                   5,018,353      4,676,607

  Due and deferred premiums                            101,059         98,143
  Due and accrued investment income                     94,940         92,595
  Other assets                                          43,437         45,585
  Separate account assets                              159,821        165,968
-----------------------------------------------------------------------------

    Total assets                                $    5,417,610    $ 5,078,898
=============================================================================

LIABILITIES:
  Policy and other contract reserves            $    4,391,860    $ 4,186,807
  Policyowners' deposits                               100,368         91,504
  Claims in process of settlement                       28,026         20,132
  Policyowners' dividends                              117,905        117,550
  Interest maintenance reserve                          31,663         38,117
  Federal income taxes (recoverable) payable              (716)         8,432
  Asset valuation reserve                               49,681         51,730
  Other liabilities                                    231,916        167,102
  Separate account liabilities                         149,973        154,153
-----------------------------------------------------------------------------

    Total liabilities                                5,100,676      4,835,527
-----------------------------------------------------------------------------

SURPLUS:
  Surplus notes                                         69,675
  Policyowners' contingency reserves                   247,259        243,371
-----------------------------------------------------------------------------

    Total surplus                                      316,934        243,371
-----------------------------------------------------------------------------

    Total liabilities and surplus               $    5,417,610    $ 5,078,898
=============================================================================


The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND SURPLUS


----------------------------------------------------------------------------------
For the Years Ended December 31, (In Thousands)           1994           1993
----------------------------------------------------------------------------------

INCOME:
  Insurance income                                      $   540,779    $   518,599
  Net investment income                                     365,226        366,026
  Other income                                               52,716         50,651
----------------------------------------------------------------------------------

    Total income                                            958,721        935,276
----------------------------------------------------------------------------------

EXPENSES:
  Benefits                                                  399,044        462,294
  Increase in reserves                                      223,196        118,896
  Commissions and operating expenses                        192,004        191,211
----------------------------------------------------------------------------------

    Total expenses                                          814,244        772,401
----------------------------------------------------------------------------------

Net gain from operations before dividends and
 federal income taxes                                       144,477        162,875

Dividends to policyowners                                   111,535        112,485
----------------------------------------------------------------------------------

Net gain from operations before federal income taxes         32,942         50,390

Federal income tax expense                                   17,989         18,423
----------------------------------------------------------------------------------

Net gain from operations                                     14,953         31,967

Net realized gains (losses)                                     503           (993)
----------------------------------------------------------------------------------

NET INCOME                                                   15,456         30,974

Unrealized (losses) gains                                   (11,199)         5,680
Decrease (increase) in asset valuation reserve                2,049         (8,905)
Surplus notes issued                                         69,674
Other adjustments to surplus, net                            (2,417)         2,210
----------------------------------------------------------------------------------

Increase in surplus                                          73,563         29,959

SURPLUS:
  Beginning of year                                         243,371        213,412
----------------------------------------------------------------------------------

  End of year                                           $   316,934    $   243,371
==================================================================================


The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS


---------------------------------------------------------------------------------------
For the Years Ended December 31, (In Thousands)            1994               1993
---------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Insurance income received                           $      534,306     $     521,880
  Net investment and other income received                   395,795           400,598
  Benefits paid                                             (387,809)         (444,100)
  Commissions and operating expenses paid                   (192,587)         (208,418)
  Net decrease in policy loans                                 4,852            57,691
  Net transfers from separate accounts                         9,314             6,856
  Federal income taxes paid                                  (27,923)          (42,126)
  Dividends paid to policyowners                            (111,812)         (115,458)
---------------------------------------------------------------------------------------

    Net cash provided by operations                          224,136           176,923
---------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from investments sold, matured or repaid:
    Bonds                                                  1,283,224           647,277
    Stocks                                                    16,558            10,091
    Mortgage loans                                            78,295            69,958
    Real estate and other investments                         51,440             7,781
  Cost of investments acquired:
    Bonds                                                 (1,476,151)         (857,286)
    Stocks                                                    (4,000)           (8,043)
    Mortgage loans                                          (108,307)          (84,868)
    Real estate and other investments                        (61,417)          (48,725)
---------------------------------------------------------------------------------------

      Net cash used for investing activities                (220,358)         (263,815)
---------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of surplus notes                     69,674

OTHER SOURCES AND APPLICATIONS, NET                           60,202            (1,429)
---------------------------------------------------------------------------------------

Net increase (decrease) in cash
 and short-term investments                                  133,654           (88,321)

CASH AND SHORT-TERM INVESTMENTS:
  Beginning of year                                          111,163           199,484
---------------------------------------------------------------------------------------

  End of year                                         $      244,817     $     111,163
=======================================================================================


The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994 and 1993


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements of National Life Insurance Company and its subsidiaries (the Company) have been prepared in accordance with statutory accounting practices prescribed or permitted by the Vermont Department of Banking, Insurance, and Securities which are considered generally accepted accounting principles for Vermont-domiciled mutual life insurance companies and their wholly owned life insurance subsidiaries. Certain reclassifications have been made to prior year amounts to make them comparable with the current year presentation.

The consolidated financial statements include the accounts of National Life Insurance Company (National Life) and its wholly owned subsidiaries, National Life Investment Management Company (NLIMC) and Redstone Properties, Inc. On December 31, 1993, National Life's wholly owned life insurance subsidiaries, Vermont Life Insurance Company and Champlain Life Insurance Company were merged into National Life. The merger was accounted for using the pooling of interests method, and accordingly, had no effect on the consolidated financial statements.

All significant intercompany accounts and transactions have been eliminated.

INVESTMENTS

Bonds and preferred stocks are generally carried at amortized cost and cost, respectively. Bonds in or near default are carried at the lower of amortized cost or fair value. Common stocks are carried at market value. Mortgage loans in good standing are valued at their unpaid principal balance. Mortgage loans that are delinquent or in process of foreclosure are valued at the lower of their principal balance or the estimated fair value of the underlying collateral. The maximum ratio of loan to collateral value at the time a loan is made is generally 75%. Policy loans are reported at their unpaid balances and are fully collateralized by policy cash values. Real estate investments are generally depreciated over 40 years using the straight line method, and are reflected at the lower of depreciated cost or fair value, net of encumbrances.

Realized gains and losses are determined using the specific identification method and are reported net of related income taxes.

SHORT-TERM INVESTMENTS

Short-term investments are carried at amortized cost, which approximates fair value. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of one year or less to be short-term investments.

ASSET VALUATION RESERVE AND INTEREST MAINTENANCE RESERVE

The Asset Valuation Reserve (AVR) is designed to stabilize policyowners' contingency reserves from default losses on bonds, preferred stocks, mortgages, real estate and other invested assets and from fluctuations in the value of common stocks. The AVR is calculated as prescribed by the National Association of Insurance Commissioners (NAIC).

The Interest Maintenance Reserve (IMR) defers interest rate related after-tax capital gains and losses on fixed income investments and amortizes them into income over the remaining lives of the securities sold. IMR amortization is included in investment income.

NON-ADMITTED ASSETS

In accordance with regulatory requirements, certain assets, including amounts due from agents and furniture and equipment, are excluded from the balance sheet. The net change in these assets is included in other adjustments to surplus.

POLICY AND OTHER CONTRACT RESERVES

Policy reserves for life, annuity and disability income contracts are developed using accepted actuarial methods. Actuarial factors used in determining life insurance reserves are based primarily upon the 1941, 1958, and 1980 Commissioners' Standard Ordinary (CSO) mortality tables. Methods used to calculate life reserves consist principally of net level premium, Commissioners' Reserve Valuation Method, and modified preliminary term, with valuation interest rates ranging from 2.0% to 6.0%.

Reserves for individual annuities are determined principally using the Commissioners' Annuity Reserve Valuation Method, based on A-1949, and 1983 annuity tables with valuation interest rates from 2.0% to 9.0%. Active life disability income reserves are determined primarily using Commissioners' Disability 1964 with the 1958 CSO mortality table and the Disability Termination Study 1985 and CIDA morbidity tables with the 1980 CSO mortality tables. Valuation interest rates for active life reserves range from 3.0% to 6.0%. Disabled life reserves are based on expected experience at 8.5% interest and exceed statutory minimum reserves.

PREMIUMS AND RELATED EXPENSES

Annual premiums and related policy reserve increases are recorded at each policy anniversary. Commissions and other costs relating to new policies are charged to current operations as incurred. These first-year costs and required additions to policy reserves generally exceed first-year premiums.

DIVIDENDS TO POLICYOWNERS

The Company issues all of its traditional life insurance and certain annuity policies on a participating basis. The Company's universal life and disability income policies are issued on a non-participating basis. Policyowners' dividends liabilities primarily represent amounts estimated to be paid or credited in the subsequent year. The amount of dividends to be distributed is based upon a scale which seeks to reflect the relative contribution of each group of policies to the Company's overall operating results. The dividend scale is approved at least annually by the Company's Board of Directors.

SEPARATE ACCOUNTS

Separate account assets represent segregated funds held for the benefit of certain variable annuity, variable life, pension policyowners, and the Company's pension plans. Separate account liabilities represent the policyowners' share of separate account assets. The Company also participates in certain separate accounts. Separate account investment results are excluded from operations. Policy values funded by separate accounts reflect the actual investment performance of the respective accounts and are not guaranteed. Investments held in the separate accounts are primarily common stocks, bonds, mortgage loans, and real estate and are carried at fair value.

FEDERAL INCOME TAXES

The Company files a consolidated federal income tax return that includes all of its wholly owned subsidiaries. The Company's federal income tax liability is estimated based on the federal taxable income to be reported in its consolidated return.

The major differences between pre-tax statutory net income and taxable income relate to policyowner dividends, investments, differential earnings adjustments, differences between book and tax policy reserves, and the deferral of deductions for certain acquisition costs for tax purposes.


NOTE 2 - REINSURANCE

For individual life products, the Company generally retains no more than $3.0 million of risk on any person (excluding accidental death benefits). Reinsurance for life products is ceded under yearly renewable term, coinsurance, and modified coinsurance agreements. Total individual life premiums ceded were $22.8 million and $21.7 million for the years ended December 31, 1994 and 1993, respectively. Total individual life insurance ceded was $3.5 billion and $3.3 billion of the $32.6 billion and $31.5 billion in force at December 31, 1994 and 1993, respectively. The Company has assumed a small amount of yearly renewable term reinsurance from non-affiliated insurers.

Disability income products are significantly reinsured under coinsurance and modified coinsurance agreements. Total disability income premiums ceded in 1994 and 1993 were $52.1 million and $50.5 million, respectively. Reserve transfers and related interest on disability income reserves were $7.0 million and $9.8 million in 1994 and 1993, respectively, and are included in increase in reserves. Disability income reinsurance effects included in other income were $20.5 million in 1994 and 1993.

The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its assumed obligations.


NOTE 3 - FEDERAL INCOME TAXES

The federal income tax provisions for 1994 and 1993 were $18.3 million and $37.3 million respectively, including taxes on realized capital gains of $.3 million and $18.9 million.

The Internal Revenue Service has examined the Company's returns through 1991 and the Company has paid all assessed deficiencies. The Company is currently litigating the disallowance of certain policyowner dividend deductions taken in 1984 under the 1984 Tax Act.

The Company believes that it has adequately provided for all material pending tax matters.

NOTE 4 - BENEFIT PLANS

The Company has pension programs covering substantially all employees and full-time agents. The Company funds the pension cost accrued. The Company's aggregate expense for pension plans was $7.0 million in 1994 and $6.2 million in 1993.

The annual contributions to the Company's defined benefit plan covering home office employees are based on the Aggregate Actuarial Cost Method. The accrued plan benefits and net assets for this plan at December 31, 1994 and 1993 are presented below (in thousands):



                                                                   1994              1993
                                                            ---------------------------------
 Actuarial present value of accrued plan benefits:
    Vested                                                        $64,287          $57,437
    Non-vested                                                        440              568
                                                            ---------------------------------

         Total                                                    $64,727          $58,005
                                                            =================================


 Net assets available for plan benefits                           $77,514          $80,936
                                                            =================================


The discount rate used in determining the actuarial present value of accrued plan benefits at December 31, 1994 and 1993 was 8.0% and 8.5%, respectively. Mortality assumptions are based on the 1983 Group Annuity Mortality Table. Plan assets are invested in the general account and various separate accounts of the Company.

The Company also provides employee savings and 401-K plans whereby up to 3% of an employee's compensation may be invested by the employee in either plan with matching funds contributed by the Company. The Company also contributes a foundation of 1.5% of an employee's compensation (up to certain levels) to a 401-K account. Additional voluntary employee contributions may be made to the plans subject to certain limits. Company contributions to these plans generally vest within two years.

Besides the Company's defined benefit pension plans, the Company sponsors four defined benefit postretirement plans. The plans provide medical and dental benefits and life insurance benefits to employees and agents, respectively. Substantially all Company employees and agents may become eligible for retiree benefits if they reach normal retirement age while working for the Company. Most of the plans are contributory, with retiree contributions adjusted annually, and contain other cost sharing features such as deductibles and coinsurance. The plans are not funded and the Company pays for plan benefits on a current basis.

In 1993 the Company adopted new accounting policies promulgated by the NAIC for these postretirement benefit plans. The new accounting policies recognize the cost of these benefits as they are earned by fully eligible employees. The prevalent past practice had been to recognize the cost of these benefits as they were paid. This change in accounting treatment increased the 1994 and 1993 expense of these plans by $1.4 million and $1.7 million, respectively.

The following table shows the plans' combined funded status at December 31, 1994 and 1993 (in thousands):



                                                                                     1994          1993
                                                                              ------------------------------
                 Accumulated postretirement benefit obligation (APBO):
                     Retirees                                                      $  13,676     $  13,549
                     Fully eligible active plan participants                           3,036         3,048
                                                                              ------------------------------

                          Total APBO                                                  16,712        16,597

                     Unrecognized actuarial gain                                         480
                     Unrecognized transition obligation                              (14,144)      (14,929)
                                                                              ------------------------------
                 Accrued post retirement benefit liability                         $   3,048     $   1,668
                                                                              ==============================




The accrued post retirement benefit liability is included in other liabilities. The net periodic postretirement benefit cost for 1994 and 1993 is included in operating expenses and consists of the following components (in thousands):


                                                                                   1994       1993
                                                                            --------------------------
                 Estimated eligibility cost                                    $     277    $    493
                 Interest cost on APBO                                             1,210       1,257
                 Amortization of transition obligation over 20 years                 786         786
                                                                            --------------------------
                     Net periodic postretirement benefit cost                  $   2,273    $  2,536
                                                                            ==========================


The health care cost trend rates for 1995 are 7.9% and 8.6% for the employee and agent medical plans, respectively, and grade to 5% in year 2000 and remain level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the APBO by about $1.1 million and the 1994 eligibility and interest cost components of net periodic postretirement benefit cost by about $0.1 million.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8.0% in 1994 and 1993, respectively.

NOTE 5 - INVESTMENTS

BONDS

The amortized cost and estimated fair value of the Company's bond investments at December 31, 1994 and 1993 were as follows (in thousands):



                                                            Estimated          Gross Unrealized
                                           Amortized          Fair         ---------------------------
                                              Cost            Value          Gains          (Losses)
------------------------------------------------------------------------------------------------------
                  1994

 U.S. government obligations
 (including obligations guaranteed by
 the U.S. government)                      $    428,323    $    415,052     $     368     $   (13,639)

 Foreign government obligations                  21,440          21,567           652            (525)

 Special revenue and special
 assessment obligations and all
 non-guaranteed obligations of
 government agencies, authorities and
 subdivisions                                   433,739         414,384         5,267         (24,622)


 Public utilities                               406,065         395,194         5,013         (15,884)

 Industrial & miscellaneous                   1,911,802       1,883,098        33,327         (62,031)
------------------------------------------------------------------------------------------------------
   Total                                   $  3,201,369    $  3,129,295     $  44,627     $  (116,701)
======================================================================================================

                  1993

 U.S. government obligations
 (including obligations guaranteed by
 the U.S. government)                      $    222,284    $    224,455     $   2,566     $      (395)

 Foreign government obligations                  19,394          22,113         2,803             (84)


 Special revenue and special
 assessment obligations and all
 non-guaranteed obligations of
 government agencies, authorities and
 subdivisions                                   482,714         523,415        44,946          (4,245)

 Public utilities                               460,043         505,594        47,403          (1,852)

 Industrial & miscellaneous                   1,811,355       2,011,707       205,061          (4,709)
------------------------------------------------------------------------------------------------------
   Total                                   $  2,995,790    $  3,287,284     $ 302,779     $   (11,285)
======================================================================================================

The amortized cost and estimated fair value of the Company's bond investments at December 31, 1994 and 1993, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                            Estimated           Gross Unrealized
                                              Amortiaed       Fair       ----------------------------
                                               Cost           Value        Gains           (Losses)
-----------------------------------------------------------------------------------------------------
            1994
 Due - in one year or less                  $    57,935     $    58,133    $     288    $        (90)
 Due - one year through five years              473,643         467,554        6,204         (12,293)
 Due - five years through ten years           1,137,069       1,103,541       13,391         (46,919)
 Due - after ten years                        1,532,722       1,500,067       24,744         (57,399)
-----------------------------------------------------------------------------------------------------

   Total                                    $ 3,201,369     $ 3,129,295    $  44,627    $  (116,701)
=====================================================================================================

            1993
 Due - in one year or less                  $    29,879     $    30,881    $   1,005    $         (3)
 Due - one year through five years              321,079         344,185       24,934          (1,828)
 Due - five years through ten years             998,671       1,091,150       94,849          (2,370)
 Due - after ten years                        1,646,161       1,821,068      181,991          (7,084)
-----------------------------------------------------------------------------------------------------
   Total                                    $ 2,995,790     $ 3,287,284    $ 302,779    $    (11,285)
=====================================================================================================


Proceeds from bond sales during 1994 and 1993 were $1,283.2 million and $647.3 million, respectively. Gross gains of $29.6 million and $47.6 million and gross losses of $35.8 million and $0.2 million were realized on these sales in 1994 and 1993, respectively.

The carrying value of preferred stocks at December 31, 1994 and 1993 was $15.7 million and $24.6 million, and the related fair value of preferred stocks was $15.0 million and $26.1 million, respectively.

The cost of common stocks at December 31, 1994 and 1993 was $2.3 million and $4.0 million, respectively. The market value of common stocks at December 31, 1994 and 1993 was $3.5 million and $8.3 million, respectively.

MORTGAGE LOANS AND REAL ESTATE

At December 31, 1994 and 1993 the Company's mortgage loans and real estate investments (excluding home office properties) were distributed as follows:




                                                Mortgage Loans                        Real Estate
                                         -----------------------------        ----------------------------
                                            1994             1993                1994              1993
----------------------------------------------------------------------------------------------------------
                  GEOGRAPHIC REGION
                  -----------------
                  New England                9.6%             9.5%

                  Middle Atlantic           11.8              9.7

                  East North Central        12.0              8.8                17.8%              9.4%

                  West North Central         0.4              0.6                 0.1               0.1

                  South Atlantic            30.7             33.4                40.9              54.6

                  East South Central         5.8              6.1                 5.8               4.4

                  West South Central         3.9              7.9                32.0              28.4

                  Mountain                  14.9             10.8

                  Pacific                   10.9             13.2                 3.4               3.1
----------------------------------------------------------------------------------------------------------

                    Total                  100.0%           100.0%              100.0%            100.0%
==========================================================================================================

                  PROPERTY TYPE
                  -------------
                  Residential                0.1%             1.6%

                  Apartment                 23.4             14.4                                  16.2%

                  Retail                    30.6             30.3                16.8%             13.7

                  Office Building           28.4             33.3                 8.8              11.2

                  Industrial                11.0             13.2                73.5              58.1

                  Hotel/Motel                1.6              1.7

                  Mixed Use                  2.7              2.9

                  Other Commercial           2.2              2.6                 0.9               0.8
---------------------------------------------------------------------------------------------------------

                    Total                  100.0%           100.0%              100.0%            100.0%
=========================================================================================================

The book value of mortgages, classified by scheduled year of contractual maturity, as of December 31, 1994 and 1993 are shown below. Expected maturities will differ because of scheduled principal payments and mortgage prepayments.



                                                               1994                  1993
------------------------------------------------------------------------------------------------
                   1 year or less                                6.6%                  7.3%
                   Over 1 through 3 years                       15.1                  25.1
                   Over 3 through 5 years                       24.2                  36.1
                   Over 5 through 10 years                      39.4                  24.0
                   Over 10 through 15 years                     11.0                   4.9
                   Over 15 through 20 years                      3.7                   2.6
------------------------------------------------------------------------------------------------

                   Total                                       100.0%                100.0%
================================================================================================



The estimated fair value of mortgages at December 31, 1994 and 1993, was $577.0 million and $612.6 million, respectively. The fair value of mortgages was estimated as the average of the present value of future cash flows under different scenarios of future mortgage interest rates (including appropriate provisions for default losses) and related changes in borrower prepayments.

POLICY LOANS

The estimated fair value of policy loans at December 31, 1994 and 1993, was $654.2 million and $714.0 million, respectively. The book value of variable rate policy loans approximates fair value. The fair value of fixed rate policy loans was estimated as the present value of future cash flows using reasonable assumptions for mortality and repayments, discounted at the current variable policy loan rate.


NOTE 6 - INVESTMENT INCOME

Investment income is presented net of related investment expenses of $29.5 million and $24.7 million for the years ended December 31, 1994 and 1993, respectively.


NOTE 7 - INVESTMENT PRODUCTS

The Company issues several different investment products, including flexible premium annuities, single premium deferred annuities and supplementary contracts not involving life contingencies. The book value of liabilities for these investment products was $820.4 million and $783.4 million, respectively, at December 31, 1994 and 1993. The fair value of liabilities for these investment products was $763.0 million at December 31, 1994 and 1993. The fair value of these liabilities was estimated as the average of the present value of future cash flows under different scenarios of future interest rates of A-rated corporate bonds and related changes in premium persistency and surrenders.

NOTE 8 - JOINT VENTURE

In early 1993, mutual funds sponsored by another life insurance company were merged with the Sentinel Funds sponsored by the Company. Concurrent with the merger, several partnerships were created to provide distribution, investment advisory, and administrative services to the mutual funds. The Sentinel Funds are an independent entity, and their financial results are excluded from the consolidated financial statements. The operating results of the partnerships are included in the consolidated financial statements. The minority partner's interest in the partnerships is included in other liabilities and their share of operating results is included in operating expenses.


NOTE 9 - PENDING CHANGES IN ACCOUNTING POLICY

In April 1993 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises" (Interpretation 40). The interpretation clarified that beginning in 1995 mutual life insurance and other enterprises are required to apply all applicable authoritative accounting pronouncements when issuing financial statements prepared in conformity with generally accepted accounting principles.

In January 1995, the FASB issued Statement of Financial Accounting Standards No. 120, "Accounting and Reporting for Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts" (Statement 120). Statement 120 extends the effective date of Interpretation 40 from 1995 to 1996, and defines accounting principles to be used in accounting for long duration participating contracts by reference to the American Institute of Certified Public Accountants' Statement of Position 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises" (Statement of Position 95-1).

The effect of these pronouncements is that financial statements prepared on the basis of statutory accounting principles will no longer be described as prepared in conformity with generally accepted accounting principles beginning in 1996.

The Company believes that the changes required by Interpretation 40, Statement 120 and Statement of Position 95-1 will result in an increase in reported equity.


NOTE 10 - SURPLUS NOTES

On March 1, 1994, the Company issued $70.0 million of 8 1/4% Surplus Notes (the Notes) scheduled to mature on March 1, 2024, with semiannual interest payments commencing September 1, 1994. The Notes are unsecured and subordinated to all present and future indebtedness, policy claims and prior claims of the Company. The Notes may be redeemed in whole or in part at any time after March 1, 2004 at predetermined redemption prices. All interest and principal payments are subject to prior written approval by the Commissioner of Banking, Insurance, and Securities of the State of Vermont (the Commissioner).

Liability for interest payments cannot be recorded in the financial statements until approval for the payments is received from the Commissioner. Total interest paid during 1994 was $2.8 million. Prorata interest accrued but not recorded at December 31, 1994 was $1.9 million.

The Notes were sold at a discount of $.3 million. None of the Notes outstanding at December 31, 1994 were held by any affiliate of the Company.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 1995
(UNAUDITED)


-------------------------------------------------------------------------
(In Thousands)
-------------------------------------------------------------------------

ASSETS:
  Cash and short-term investments                           $   350,605
  Bonds                                                       3,364,631
  Preferred stocks                                               14,218
  Common stocks                                                   9,210
  Mortgage loans                                                635,762
  Policy loans                                                  731,645
  Real estate investments                                        92,143
  Home office properties                                         45,430
  Other invested assets                                          72,932
-------------------------------------------------------------------------

    Total cash and invested assets                            5,316,576

  Due and deferred premiums                                      92,905
  Due and accrued investment income                             101,743
  Other assets                                                   41,789
  Separate account assets                                       174,950
-------------------------------------------------------------------------

    Total assets                                            $ 5,727,963
=========================================================================


LIABILITIES:
  Policy and other contract reserves                        $ 4,517,019
  Policyowners' deposits                                        106,913
  Claims in process of settlement                                25,003
  Policyowners' dividends                                       125,250
  Interest maintenance reserve                                   49,291
  Federal income taxes payable                                   30,718
  Asset valuation reserve                                        57,838
  Other liabilities                                             349,208
  Separate account liabilities                                  165,310
-------------------------------------------------------------------------

    Total liabilities                                         5,426,550
-------------------------------------------------------------------------

SURPLUS:
  Surplus notes                                                  69,678
  Policyowners' contingency reserves                            231,735
-------------------------------------------------------------------------

    Total surplus                                               301,413
-------------------------------------------------------------------------

    Total liabilities and surplus                           $ 5,727,963
=========================================================================


The accompanying condensed notes are an integral part of these financial statements

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND SURPLUS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
(UNAUDITED)


-------------------------------------------------------------------------
(In Thousands)
-------------------------------------------------------------------------

INCOME:
  Insurance income                                           $  409,419
  Net investment income                                         290,996
  Other income                                                   39,637
-------------------------------------------------------------------------

    Total income                                                740,052
-------------------------------------------------------------------------

EXPENSES:
  Benefits                                                      315,652
  Increase in reserves                                          159,189
  Commissions and operating expenses                            150,181
-------------------------------------------------------------------------

    Total expenses                                              625,022
-------------------------------------------------------------------------

Net gain from operations before dividends and
 federal income taxes                                           115,030

Dividends to policyowners                                        88,896
-------------------------------------------------------------------------

Net gain from operations before federal income taxes             26,134

Federal income tax expense                                       32,496
-------------------------------------------------------------------------

Net loss from operations                                         (6,362)

Net realized losses                                             (10,625)
-------------------------------------------------------------------------

NET LOSS                                                        (16,987)

Unrealized gains                                                 13,231
Increase in asset valuation reserve                              (8,157)
Other adjustments to surplus, net                                (3,608)
-------------------------------------------------------------------------

Decrease in surplus                                             (15,521)

SURPLUS:
  Beginning of period                                           316,934
-------------------------------------------------------------------------

  End of period                                              $  301,413
=========================================================================


The accompanying condensed notes are an integral part of these financial statements

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
(UNAUDITED)


-------------------------------------------------------------------------
(In Thousands)
-------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Insurance income received                                 $   422,214
  Net investment and other income received                      307,423
  Benefits paid                                                (316,157)
  Commissions and operating expenses paid                      (171,593)
  Net decrease in policy loans                                   26,866
  Net transfers from separate accounts                            6,748
  Federal income taxes paid                                     (10,847)
  Dividends paid to policyowners                                (82,678)
-------------------------------------------------------------------------

    Net cash provided by operations                             181,976
-------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from investments sold, matured or repaid:
    Bonds                                                     1,418,187
    Stocks                                                        2,411
    Mortgage loans                                               39,835
    Real estate and other investments                            24,348
  Cost of investments acquired:
    Bonds                                                    (1,544,043)
    Stocks                                                       (5,721)
    Mortgage loans                                             (100,007)
    Real estate and other investments                           (20,041)
-------------------------------------------------------------------------

      Net cash used for investing activities                   (185,031)
-------------------------------------------------------------------------

OTHER SOURCES AND APPLICATIONS, NET                             108,843
-------------------------------------------------------------------------

Net increase in cash
 and short-term investments                                     105,788

CASH AND SHORT-TERM INVESTMENTS:
  Beginning of period                                           244,817
-------------------------------------------------------------------------

  End of period                                             $   350,605
=========================================================================


The accompanying condensed notes are an integral part of these financial statements

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONDENSED NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1995
(UNAUDITED)


NOTE 1 - BASIS OF PRESENTATION

The accompanying consolidated interim financial statements of National Life Insurance Company and its subsidiaries (the Company) have been prepared in accordance with Article 10 of Regulation S-X of the Securities and Exchange Commission and with statutory accounting practices prescribed or permitted by the Vermont Department of Banking, Insurance, and Securities. Such statutory accounting practices are considered generally accepted accounting principles for Vermont-domiciled mutual life insurance companies.

The interim financial statements do not include all of the necessary disclosures for a complete presentation in accordance with generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normally recurring accruals) considered necessary for a fair presentation have been included in the interim financial statements. Operating results for the nine month period ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ended December 31, 1995. For more information, refer to the Company's December 31, 1994 audited financial statements.

The consolidated interim financial statements include the accounts of National Life Insurance Company and its wholly owned subsidiary, National Life Investment Management Company.


NOTE 2 - SUBSEQUENT EVENT

During September 1995 the Company announced its intent to purchase a controlling interest in LSW Holding Corporation, parent company of Life Insurance Company of the Southwest (LSW), a Texas domiciled life insurance company, in early 1996. LSW's statutory assets and surplus were $1.5 billion and $85.0 million, respectively, as of December 31, 1994.

                                    PART  II

                          UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

         Article VI, Section 2 of the Bylaws of National Life Insurance Company ("National Life" or the "Company") provides that, in accordance with the provisions of the Section, the Company shall indemnify directors, officers and employees of the Company or any other corporation served at the request of the Company, and their heirs, executors and administrators, shall be indemnified to the maximum extent permitted by law against all costs and expenses, including judgments paid, settlement costs, and counsel fees, reasonably incurred in the defense of any claim in which such person is involved by virtue of his or her being or having been such a director, officer, or employee.

         The Bylaws are filed as Exhibit 1.A.(7) to this Registration
Statement.

         Vermont law authorizes Vermont corporations to provide indemnification to directors, officers and other persons.

         National Life owns a directors and officers liability insurance policy covering liabilities that directors and officers of National Life and its subsidiaries and affiliates may incur in acting as directors and officers.

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or other controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T)

         This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940.

         Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the policies described in the Prospectus.

         Registrant makes the following representations:

                 (1) Rule 6e-3(T)(b)(13)(iii)(F) has been relied upon.

                 (2) The level of mortality and expense risk charge is within the range of industry practice for comparable flexible or scheduled contracts.

                 (3) Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement of the Separate Account will benefit the Separate Account and policyowners, and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

                 (4) The Separate Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of which are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

         The methodology use to support the representation made in paragraph
(2) above is based on an analysis of the mortality and expense risk charge contained in other variable life insurance contracts. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

         The facing sheet.
         The prospectus consisting of 81 pages.
         Undertaking to file reports.
         Rule 484 undertaking.
         Representations pursuant to Rule 6e-3(T).
         The signatures.
         Written consents of the following persons:
                 (a) John L. Stotler, Esq.
                 (b) Craig A. Smith, F.S.A.
                 (c) Sutherland, Asbill & Brennan.
                 (d) Price Waterhouse LLP.

         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

         1.
           A.
                 (1) Resolutions of the Board of Directors of National Life Insurance Company establishing the National Variable Life Insurance Account.*
                 (2)      Not Applicable.
                 (3)      (a)     Form of Distribution Agreement between
                                  National Life Insurance Company and Equity
                                  Services, Inc.
                          (b)(1)  Form of Equity Services, Inc. Branch Office
                                  Supervisor Contract.*
                          (b)(2)  Form of Equity Services, Inc. Registered
                                  Representative Contract.*
                          (c)     Schedule of Sales Commissions.
                 (4)      Not Applicable.
                 (5)      (a)     Specimen VariTrak Policy Form.*
                          (b)     Rider for Guaranteed Insurability Options.*
                          (c)     Rider for Waiver of Monthly Deductions.*
                          (d)     Rider for Accidental Death Benefit.*
                          (e)     Rider for Guaranteed Death Benefit.*
                 (6)      (a)     Charter documents of National Life Insurance
                                  Company.*
                          (b)     Bylaws of National Life Insurance Company.*
                 (7)      Not Applicable.
                 (8)      (a)     Form of Participation Agreement by and among
                                  Market Street Fund, Inc., National Life
                                  Insurance Company and Equity Services, Inc.
                          (b)     Form of Amendment No. 1 to Participation
                                  Agreement Among Variable Insurance Products
                                  Fund, Fidelity Distributors Corporation and
                                  National Life Insurance Company.
                          (b)(2)  Participation Agreement among Variable
                                  Insurance Products Fund, Fidelity
                                  Distributors Corporation and Vermont Life
                                  Insurance Company (now National Life
                                  Insurance Comapny) dated August 1, 1989.**
                          (c)     Form of Participation Agreement by and among
                                  The Alger American Fund, National Life
                                  Insurance Company and Fred Alger and Company.

                 (9)      Not Applicable.
                 (10)     VariTrak Application Form.*
                 (11)     Memorandum describing issuance, transfer and
                          redemption procedures.
         2. Opinion and Consent of John L. Stotler, Esq., as to the legality of the securities being offered.
         3.      Not Applicable.
         4.      Not Applicable.
         5.      Not Applicable.
         6. Opinion and Consent of Craig A. Smith, F.S.A., M.A.A.A., as to actuarial matters pertaining to the securities being registered.
         7.      (a)      Consent of Price Waterhouse LLP.
                 (b)      Consent of Sutherland, Asbill & Brennan.
         8.      Powers of Attorney for Directors.*
         9. Undertaking Pursuant To Rule 27D-2 under the Investment Company Act of 1940.


------------------

* Incorporated herein by reference to the Form S-6 Registration Statement (File No. 33-91938) for National Variable Life Insurance Account filed on May 5, 1995.

** Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-16470) for Vermont Variable Life Insurance Account filed April 30, 1990.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant, National Variable Life Insurance Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Montpelier and the State of Vermont, on the 22nd day of December, 1995.

                                  NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
                                               (Registrant)

                                  By: NATIONAL LIFE INSURANCE COMPANY



Attest: /s/ JEAN K. LANDOLT       By: /s/ FREDERIC H. BERTRAND
       ---------------------         -----------------------------
                                        Frederic H. Bertrand
         Assistant Secretary             Chairman of the Board and
                                         Chief Executive Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, National Life Insurance Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal fixed and attested, in the City of Montpelier and the State of Vermont, on the 22nd day of December, 1995.

                                  NATIONAL LIFE INSURANCE COMPANY
(SEAL)                                      (Depositor)


Attest: /s/ JEAN K. LANDOLT       By: /s/ FREDERIC H. BERTRAND
       ---------------------         -----------------------------
                                        Frederic H. Bertrand
         Assistant Secretary             Chairman of the Board and
                                         Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                                          Title                             Date
---------                                          -----                             ----



/s/ FREDERIC H. BERTRAND                   Chairman of the Board and
------------------------                   and Chief Executive Officer,              ------------
Frederic H. Bertrand                       and Director




                                           President & Chief Operating
------------------------                   Officer, and Director                     ------------
John H. Harding



/s/ THOMAS H. MACLEAY                      Executive Vice President &
------------------------                   Chief Financial Officer                   ------------
Thomas H. MacLeay



/s/ JOHN L. LAGUE, JR.                     Vice President & Controller
------------------------                   (Chief Accounting Officer)                ------------
John L. LaGue, Jr.



Robert E. Boardman*                        Director
------------------                                                                   ------------
Robert E. Boardman



David R. Coates*                           Director
---------------                                                                      ------------
David R. Coates

Benjamin F. Edwards III*                   Director
-----------------------                                                              ------------
Benjamin F. Edwards III



Charles H. Erhart, Jr.*                    Director
----------------------                                                               ------------
Charles H. Erhart, Jr.


Earle H. Harbison, Jr.*                    Director
----------------------                                                               ------------
Earle H. Harbison, Jr.



E. Miles Prentice, III*                    Director
----------------------                                                               ------------
E. Miles Prentice, III



A. Gary Shilling*                          Director
----------------                                                                     ------------
A. Gary Shilling


Thomas P. Salmon*                          Director
----------------                                                                     ------------
Thomas P. Salmon



Stansfield Turner*                         Director
-----------------                                                                    ------------
Stansfield Turner



Thomas R. Williams*                        Director
------------------                                                                   ------------
Thomas R. Williams



Patricia K. Woolf*                         Director
-----------------                                                                    ------------
Patricia K. Woolf




*By /s/ FREDERIC H. BERTRAND                                               Date: December 22, 1995
   --------------------------
        Frederic H. Bertrand
        Pursuant to Power of Attorney

                                 EXHIBIT INDEX

         1.
           A.
                 (3)      (a)     Form of Distribution Agreement between
                                  National Life Insurance Company and Equity
                                  Services, Inc.
                          (c)     Schedule of Sales Commissions.

                 (8)      (a)     Form of Agreement by and among Market Street
                                  Fund, Inc., National Life Insurance Company and Equity Services, Inc.
                          (b)     Form of Amendment No. 1 to Participation
                                  Agreement among Variable Insurance Products
                                  Fund, Fidelity Distributors Corporation and
                                  National Life Insurance Company.
                          (c)     Form of Participation Agreement by and among
                                  The Alger American Fund, National Life
                                  Insurance Company and Fred Alger and Company.

                 (11) Memorandum describing issuance, transfer and redemption procedures.

         2. Opinion and Consent of John L. Stotler, Esq., as to the legality of the securities being offered.

         6. Opinion and Consent of Craig A. Smith, F.S.A., M.A.A.A., as to actuarial matters pertaining to the securities being registered.

         7.      (a)      Consent of Price Waterhouse LLP.
                 (b)      Consent of Sutherland, Asbill & Brennan.

         9. Undertaking Pursuant To Rule 27D-2 under the Investment Company Act of 1940.